  EXHIBIT 6.3

Execution Version

SHARE PURCHASE AGREEMENT

BETWEEN

EACH PERSON IDENTIFIED AS A “SELLER” IN SCHEDULE A

– and –

DRAGANFLY INC.

– and –

DRONELOGICS SYSTEMS INC.

JANUARY 15, 2020

-i-

TABLE OF CONTENTS

(continued)

-ii-

SHARE PURCHASE AGREEMENT

THIS AGREEMENT is dated as of January 15, 2020

BETWEEN:

Each Person identified as a “Seller” in Schedule A

(each, a “Seller” and, collectively, the “Sellers”)

- and -

DRAGANFLY INC., a company incorporated under the laws of British Columbia

(the “Buyer”)

- and -

DRONELOGICS SYSTEMS INC., a company incorporated under the laws of British Columbia

(the “Corporation”)

CONTEXT:

A.	The Sellers collectively own all of the issued and outstanding shares in the capital of the Corporation.

B.	The Sellers want to sell to the Buyer and the Buyer wants to purchase from the Sellers all of the issued and outstanding shares in the capital of the Corporation, on the terms and subject to the conditions set out in this Agreement.

C.	The offer to acquire the issued and outstanding shares in the capital of the Corporation is an exempt takeover bid in accordance with Section 4.3 of National Instrument 62-104 – Take-Over Bids and Issuer Bids

THEREFORE, for valuable consideration the receipt and sufficiency of which are hereby acknowledged by the Parties, the Parties covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement, in addition to terms defined elsewhere in this Agreement, the following terms have the following meanings:

1.1.1	“Accounting Principles” means IFRS, applied on a basis consistent with the preparation of the Financial Statements, but to the extent that there is any inconsistency between IFRS and the basis on which the Financial Statements were prepared, “Accounting Principles” means consistent with the basis on which the Financial Statements were prepared.

1.1.2	“Advisory Fee” means an advisory fee of $60,000 payable by the Buyer to financial advisors engaged by the Buyer.

1.1.3	“Agreement” means this agreement, including all Schedules, Exhibits and the Disclosure Letter, as it may be confirmed, amended, supplemented or restated by written agreement between the Parties.

1.1.4	“Alternate Nominee” is defined in Section 4.10.4.

1.1.5	“Audit Expenses” means cost and expenses of the Corporation’s audit fees to be completed by DMCL.

1.1.6	“Annual Financial Statements” means the audited financial statements of the Corporation as at and for the year ended December 31, 2018, attached as Schedule C to this Agreement.

1.1.7	“Books and Records” means all books and records of the Corporation within the control of the Sellers relating to the Corporation, including but not limited to contracts, books, customer and supplier lists, employee lists, technical reports, data, accounts, records, filings, maps, documents, files and all other information (and including all such books and records stored in electronic format or any other media form), other than those relating to the Excluded Assets.

1.1.8	“Broker” is defined in Section 2.4.1.2.

1.1.9	“Business” means the business of selling unmanned aerial vehicles and related services carried on by the Corporation, which, for greater certainty, excludes the Excluded Business.

1.1.10	“Business Day” means any day excluding a Saturday, Sunday or statutory holiday in the Province of British Columbia.

1.1.11	“Buyer” is defined in the recital of the Parties above.

1.1.12	“Buyer Board” is defined in Section 4.10.1.

1.1.13	“Buyer Shares” is defined in Section 2.2.2.

1.1.14	“Buyer Shareholders” is defined in Section 4.10.1.

1.1.15	“Buyer Indemnified Parties” means the Buyer and its directors, officers, shareholders, agents and employees.

1.1.16	“Cash Amount” is defined in Section 2.2.1.

1.1.17	“Cinematography Spinout” is defined in Section 2.11.1.

1.1.18	“Closing” means the completion of the transaction of purchase and sale contemplated by this Agreement.

1.1.19	“Closing Certificates” means the certificates to be delivered under Sections 5.1.5.1, 5.1.5.2 and 5.2.4.1.

1.1.20	“Closing Date” means the date that is five (5) Business Days following the date on which the last of the conditions of Closing set out in Article 5 (other than those conditions that by their nature can only be satisfied on the Closing Date) have been satisfied or waived by the applicable Party, or any other date that the Parties may otherwise agree to in writing.

1.1.21	“Closing Time” means 10:00 a.m. (Vancouver time) on the Closing Date or any other time on the Closing Date as may be agreed in writing by the Parties.

1.1.22	“Communication” means any notice, demand, request, consent, approval or other communication which is required or permitted by this Agreement to be given or made by a Party.

1.1.23	“Confidential Information” means all information, in whatever form communicated or maintained, whether orally, in writing, electronically, in computer readable form or otherwise, of the Sellers and the Corporation, including: (i) information that contains or otherwise reflects information concerning its businesses, affairs, financial condition, assets, liabilities, operations, prospects or activities, budgets, business plans, business results, customer lists, forecasts, evaluations, legal opinions, names of partners and contractual parties; and (ii) all plans, proposals, reports, analyses, notes, studies, forecasts, compilations or other information, that are derived from or contain any Confidential Information regardless of the identity of the Person preparing the same.

1.1.24	“Consideration Shares” is defined in Section 2.2.

1.1.25	“Corporation” is defined in the recital of the Parties above.

1.1.26	“CSE” means the Canadian Securities Exchange.

1.1.27	“Current Assets” means the current assets of the Corporation, calculated in accordance with the Accounting Principles, provided that Current Assets will not include the Excluded Assets.

1.1.28	“Current Liabilities” means the current liabilities of the Corporation, calculated in accordance with the Accounting Principles.

1.1.29	“Decrease” is defined in Section 2.8.1.

1.1.30	“Disclosure Letter” means the disclosure letter dated the date of this Agreement and delivered by the Sellers to the Buyer with this Agreement, as it may be amended pursuant to Section 4.4.

1.1.31	“Dispute Notice” is defined in Section 2.6.

1.1.32	“DMCL” means Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants.

1.1.33	“Encumbrance” means any security interest, mortgage, charge, pledge, hypothec, lien, encumbrance, restriction, option, adverse claim or other encumbrance of any kind.

1.1.34	“Estimated Closing Date Working Capital” is defined in Section 2.5.

1.1.35	“Excluded Assets” means certain cinematography assets of the Corporation that will be excluded from the assets of the Corporation prior to Closing pursuant to the Cinematography Spinout, as set out in Schedule B.

1.1.36	“Excluded Business” means the business of: (i) providing cinematography, scanning services related to cinematography and virtual reality and game design related solely to cinematography in Canada, including by using drones, and (ii) development and sale of associated hardware world-wide (including the VersaArm and other camera arms) and accessories, other than drones; and in each case, related services carried on by the Corporation, for which the Excluded Assets are used, and which, for greater certainty, will not be acquired by the Buyer under this Agreement.

1.1.37	“Final Closing Date Working Capital” is defined in Section 2.6.

1.1.38	“Final Interim Financial Statements” is defined in Section 4.12.

1.1.39	“Final Financial Statements” is defined in Section 4.12.

1.1.40	“Financial Statements” means:

1.1.40.1	the Annual Financial Statements; and

1.1.40.2	the Interim Financial Statements,

in each case, as may be adjusted to carve out the Excluded Business.

1.1.41	“Finder’s Fee” means the finder’s fee payable to David Martin in the amount of $100,000 payable in 200,000 Buyer Shares at a deemed price of $0.50 per share.

1.1.42	“Fundamental Contract” means a Material Contract except reference to $20,000 in 1.1.58.1 is replaced with $50,000.

1.1.43	“Free-trading Shares” is defined in Section 4.9.1.

1.1.44	“Governmental Authority” means:

1.1.44.1	any federal, provincial, state, local, municipal, regional, territorial, aboriginal, or other government, governmental or public department, branch, ministry, or court, domestic or foreign, including any district, agency, commission, board, arbitration panel or authority and any subdivision of any of them exercising or entitled to exercise any administrative, executive, judicial, ministerial, prerogative, legislative, regulatory, or taxing authority or power of any nature; and

1.1.44.2	any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of them, and any subdivision of any of them.

1.1.45	“IFRS” means the International Financial Reporting Standards.

1.1.46	“Increase” is defined in Section 2.8.2.

1.1.47	“Indemnified Party” means a Buyer Indemnified Party or a Seller Indemnified Party.

1.1.48	“Indemnifying Party” means the Party providing indemnification under any provision of Article 8.

1.1.49	“Indemnity Claim” is defined in Section 8.7.

1.1.50	“Indemnity Notice” is defined in Section 8.7.

1.1.51	“Intellectual Property” means domestic and foreign intellectual property rights, including: (i) patents, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (ii) copyrights, copyright registrations and applications for copyright registration; (iii) mask works, mask work registrations and applications for mask work registrations; (iv) designs, design registrations, design registration applications and integrated circuit topographies and (v) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing.

1.1.52	“Interim Financial Statements” means the unaudited interim financial statements of the Corporation as at and for the nine-month period ended September 30, 2019, a draft version of which is attached as Schedule C to this Agreement.

1.1.53	“ITA” means the Income Tax Act (Canada).

1.1.54	“Knowledge of the Sellers” means the knowledge that each of Richard Cochrane or Justin Hannewyk either has, or would have obtained, after having made or caused to be made all reasonable inquiries necessary to obtain informed knowledge, including inquiries of the records and of management employees who are reasonably likely to have knowledge of the relevant matter.

1.1.55	“Loss” means any losses, damages, penalties, liabilities, costs, charges and expenses (including, without limitation, reasonable legal fees and expenses).

1.1.56	“made available” means: (i) delivered to Buyer in paper copy; or (ii) uploaded in electronic form to Seller’s data room on DropBox at least two (2) Business Days prior to the date of this Agreement; or (iii) delivered to Buyer’s legal counsel, Gowling WLG (Canada) LLP, at least two (2) Business Days prior to the date of this Agreement.

1.1.57	“Material Adverse Effect” means an effect resulting from any change, event, occurrence or state of facts, either individually or in the aggregate, that:

1.1.57.1	is or would reasonably be expected to be, material and adverse to the business, condition (financial or otherwise), properties, assets (tangible or intangible), liabilities (whether absolute, accrued, conditional, contingent or otherwise), capitalization, operations, or results of operations of the Corporation; or

1.1.57.2	would, or would reasonably be expected to, materially impair or delay the consummation of the transactions contemplated by this Agreement,

except that:

1.1.57.3	any change, event, occurrence or state of facts relating to:

1.1.57.3.1	conditions affecting the industry of the Corporation generally or conditions affecting the industry of the Corporation in jurisdictions in which the Corporation carries on business, including changes in commodity prices, generally accepted accounting principles, laws or taxes;

1.1.57.3.2	general economic conditions, or financial, credit, currency exchange, securities or commodities markets in general; or

1.1.57.3.3	war, armed hostilities or acts of terrorism,

will not result in a Material Adverse Effect unless it adversely affects the Corporation disproportionately, compared to other businesses of similar size operating in the same industry as the Corporation;

1.1.57.4	the failure of the Corporation to meet any internal or published projections or estimates of revenues, cash flow or earnings, in and of itself, will not constitute or result in a Material Adverse Effect (but the state of facts underlying that failure may be considered to determine whether that state of facts results in a Material Adverse Effect);

1.1.57.5	any change, event, occurrence or state of facts resulting from or connected to the transfer of the Excluded Business pursuant to the Cinematography Spinout will not result in a Material Adverse Effect; and

1.1.57.6	any action taken (or not taken) by a Seller or the Corporation that is required to be taken (or not taken) under this Agreement or that is consented to by the Buyer in writing will not result in a Material Adverse Effect.

1.1.58	“Material Contract” means a contract to which the Corporation is a party or is bound that:

1.1.58.1	involves or would result in the payment of money or money’s worth by or to the Corporation in an amount in excess of $20,000;

1.1.58.2	has an unexpired term of more than one (1) year (including renewals);

1.1.58.3	cannot be terminated by the Corporation without penalty upon less than 30 days’ notice; or

1.1.58.4	the termination of which, or under which the loss of rights, would result in a Material Adverse Effect.

1.1.59	“Nominee” is defined in Section 4.10.1.

1.1.60	“Notice” is defined in Section 4.9.3.1.

1.1.61	“Offer Period” is defined in Section 4.9.3.3.

1.1.62	“ordinary course”, “ordinary course of business” or any similar reference, means with respect to an action taken by the Corporation, that such action is consistent with the past practice of the Corporation and is taken in the ordinary course of the normal day-to-day business and operations of the Corporation.

1.1.63	“Outside Date” means March 16, 2020.

1.1.64	“Parties” means the Sellers, the Corporation and the Buyer, collectively, and “Party” means any one of them.

1.1.65	“Permits” means the authorizations, registrations, permits, certificates of approval, approvals, grants, licences, quotas, consents, commitments, rights or privileges (other than those relating to Intellectual Property) issued or granted by any Governmental Authority to the Corporation.

1.1.66	“Permitted Encumbrances” means:

1.1.66.1	unregistered liens for municipal taxes, assessments or similar charges incurred by the Corporation in the ordinary course of the Business that are not yet due and payable;

1.1.66.2	inchoate mechanic’s, construction and carrier’s liens and other similar liens arising by operation of law or statute in the ordinary course of the Business for obligations which are not delinquent and will be paid or discharged in the ordinary course of the Business;

1.1.66.3	unregistered Encumbrances of any nature claimed or held by Her Majesty The Queen in Right of Canada, Her Majesty The Queen in right of any province of Canada in which the real property owned or leased by the Corporation is located, or any Governmental Authority under any applicable law, except for unregistered liens for unpaid realty taxes, assessments and public utilities;

1.1.66.4	title defects which are of a minor nature and in the aggregate do not materially impair the value or use of the real property owned or leased by the Corporation, or any of the premises located on that real property;

1.1.66.5	any right of expropriation conferred upon, reserved to or vested in Her Majesty The Queen in Right of Canada, Her Majesty The Queen in right of any province of Canada in which the real property owned or leased by the Corporation is located, or any Governmental Authority under any applicable law;

1.1.66.6	zoning restrictions, easements and rights of way or other similar Encumbrances or privileges in respect of real property which in the aggregate do not materially impair the value or use of the real property owned or leased by the Corporation, or any of the premises located on that real property;

1.1.66.7	Encumbrances created by others upon other lands over which there are easements, rights-of-way, licences or other rights of user in favour of the real property owned or leased by the Corporation, or any of the premises located on that real property, and which do not materially impede the use of the easements, rights-of-way, licences or other rights of user for the purposes for which they are held;

1.1.66.8	any Encumbrance which the Buyer has expressly agreed to assume or accept under this Agreement;

1.1.66.9	the reservations, limitations, provisos, conditions, restrictions and exceptions in the letters patent or grant, as the case may be, from the Crown and statutory exceptions to title; or

1.1.66.10	those instruments registered on title to or against the real property leased by the Corporation or any of the premises located on that real property, and described in the Disclosure Letter.

1.1.67	“Person” means an individual, partnership, limited partnership, limited liability partnership, corporation, limited liability company, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or other entity or Governmental Authority, and pronouns have a similarly extended meaning.

1.1.68	“Personal Information” means information about an individual who can be identified by the Person who holds that information.

1.1.69	“Placee Shareholder” is defined in Section 4.9.3.1.

1.1.70	“Pro Rata Share” means, with respect to any Seller, the percentage set out in Schedule A opposite that Seller’s name under the heading “Pro Rata Share of Seller”.

1.1.71	“Public Record” means all information filed by or on behalf of the Buyer or any predecessor entity with the Canadian securities regulatory authorities in compliance, or intended compliance, with applicable securities laws, including under the Buyer’s profile on SEDAR at www.sedar.com.

1.1.72	“Purchase Price” is defined in Section 2.2.

1.1.73	“Purchased Shares” means all of the issued and outstanding shares of the Corporation.

1.1.74	“Seller” and “Sellers” are defined in the recital of the Parties above.

1.1.75	“Seller Indemnified Parties” means each Seller and, as applicable, their respective agents and Successors.

1.1.76	“Shareholders Agreement” means the shareholders agreement dated June 1, 2016 between the Sellers and the Corporation.

1.1.77	“Subject Shares” is defined in Section 4.9.3.2.

1.1.78	“Successors” means, as applicable, the heirs, executors, administrators, estate trustees, trustees, personal or legal representatives, affiliates, successors and permitted assigns of a Person.

1.1.79	“Target Closing Working Capital” means $186,312.

1.1.80	“Third Party Claim” means a claim made against an Indemnified Party by a Person who is not a Party.

1.1.81	“Transition Services Agreement” is defined in Section 2.11.3.

1.1.82	“Working Capital Dispute” is defined in Section 2.6.

1.2	Certain Rules of Interpretation

1.2.1	Gender, etc. In this Agreement, words signifying the singular number include the plural and vice versa, and words signifying gender include all genders.

1.2.2	Including. Every use of the words “including” or “includes” in this Agreement is to be construed as meaning “including, without limitation” or “includes, without limitation”, respectively.

1.2.3	Division and Headings. The division of this Agreement into Articles and Sections, the insertion of headings and the inclusion of a table of contents are for convenience of reference only and do not affect the construction or interpretation of this Agreement.

1.2.4	Articles, Sections, etc. References in this Agreement to an Article, Section, Schedule or Exhibit are to be construed as references to an Article, Section, Schedule or Exhibit of or to this Agreement unless otherwise specified.

1.2.5	Statutory Instruments. Unless otherwise specified, any reference in this Agreement to any statute includes all regulations and subordinate legislation made under or in connection with that statute at any time, and is to be construed as a reference to that statute as amended, restated, supplemented, extended, re-enacted, replaced or superseded at any time.

1.2.6	Non-Business Days. Whenever payments are to be made or an action is to be taken on a day which is not a Business Day, such payment shall be made or such action shall be taken on or not later than the next succeeding Business Day.

1.3	Governing Law

This Agreement is governed by and is to be construed and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable in that Province.

1.4	Entire Agreement

This Agreement constitutes the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties, and there are no representations, warranties or other agreements between the Parties, express or implied, in connection with the subject matter of this Agreement except as specifically set out in this Agreement. No Party has been induced to enter into this Agreement in reliance on, and there will be no liability assessed, either in tort or contract, with respect to, any warranty, representation, opinion, advice or assertion of fact, except to the extent it has been reduced to writing and included in this Agreement.

1.5	Schedules, Exhibits and Disclosure Letter

The Disclosure Letter forms an integral part of this Agreement for all purposes of it. The following is a list of Schedules and Exhibits:

Schedule	Subject Matter
Schedule A	Sellers
Schedule B	Excluded Assets
Schedule C	Financial Statements
Schedule D	Target Closing Working Capital
Schedule E	Cinematography Spinout Related Steps
Schedule G	List of Employees of the Corporation being granted Stock Options at Closing
Schedule F	Transition Services Agreement Commercial Terms
Exhibit	Subject Matter
5.1.5.5	Form of Employment Agreements
5.1.5.7	Form of Mutual Release

ARTICLE 2
PURCHASE AND SALE

2.1	Agreement of Purchase and Sale

Subject to the terms and conditions of this Agreement, on the Closing Date, the Sellers will sell, and the Buyer will purchase, the Purchased Shares.

2.2	Purchase Price

The aggregate purchase price (the “Purchase Price”) payable by the Buyer to the Sellers for the Purchased Shares will be $2,000,000, plus the amount, if any, by which the Estimated Closing Date Working Capital exceeds the Target Closing Working Capital determined in accordance with Section 2.2.3, plus any Buyer Shares issuable in accordance with Section 2.10, and to be paid as follows:

2.2.1	$500,000 in cash (the “Cash Amount”);

2.2.2	3,000,000 common shares in the authorized capital of the Buyer (the “Buyer Shares”) at a deemed price of $0.50 per share;

2.2.3	Plus the amount by which the Estimated Closing Date Working Capital exceeds the Target Closing Working Capital, if any, in Buyer Shares at the price per share determined in accordance with Section 2.2.2 above; and

2.2.4	Plus Buyer shares at the price per share determined in accordance with Section 2.2.2 above as payment of the management bonuses, as contemplated in Section 2.10;

(the Buyer Shares issuable to the Sellers under 2.2.2, 2.2.3 and 2.2.4 are collectively referred to as the “Consideration Shares”),

subject to adjustment for any Increase or Decrease after the Closing in accordance with Section 2.8 (Purchase Price Adjustment).

2.3	Allocation of Payments

The Purchase Price will be allocated to each Seller based on that Seller’s Pro Rata Share. other than with respect to the payment of the management bonuses pursuant to Section 2.2.4, which shall be allocated to the respective Sellers. Any payments or issuance of Buyer Shares made by or to the Sellers under this Article 2 must be made by or to each Seller in accordance with Section 2.4.

2.4	Payment of Purchase Price

The Buyer will pay and satisfy the Purchase Price, subject to adjustment after the Closing in accordance with Section 2.8 (Purchase Price Adjustment), as follows:

2.4.1	at the Closing Time, the Buyer will make the following deliveries and payments to the Sellers:

2.4.1.1	a cash payment in the amount of $250,000 by wire transfer or certified bank draft of immediately available funds to Justin Hannewyk;

2.4.1.2	2,100,000 of the Consideration Shares set out in Section 2.2.2 plus 65% of that number of Consideration Shares as determined in accordance with Section 2.2.3, if any, plus the Consideration Shares set out in Section 2.2.4 issuable to him in accordance with Section 2.10.1.1, all registered in the name of Justin Hannewyk and delivered in accordance with the instructions provided by Justin Hannewyk in writing and deposited with Rod Clark at Mackie Research Capital Corporation or such other broker agreeable with the Buyer, acting reasonably (the “Broker”);

2.4.1.3	a cash payment in the amount of $250,000 by wire transfer or certified bank draft of immediately available funds to Richard Cochrane; and

2.4.1.4	900,000 of the Consideration Shares set out in Section 2.2.2 plus 35% of that number of Consideration Shares as determined in accordance with Section 2.2.3, if any, plus the Consideration Shares set out in Section 2.2.4 issuable to him in accordance with Section 2.10.1.2, all registered in the name of Richard Cochrane and delivered in accordance with the instructions provided by Richard Cochrane in writing and deposited with the Broker.

2.5	Estimated Closing Date Working Capital

Not less than 3 Business Days before the Closing Date, the Sellers will cause the Corporation to deliver to the Buyer a balance sheet of the Corporation as at the Closing Date which will reflect good faith estimates by the Corporation of the Current Assets and the Current Liabilities (the “Estimated Closing Date Working Capital”), which will be prepared in accordance with the preparation of the Target Closing Working Capital attached as Schedule D. The Estimated Closing Date Working Capital will be accompanied by a copy of the working papers of the Corporation used in its preparation, together with any other evidence supporting the amounts specified in the Estimated Closing Date Working Capital as the Buyer may reasonably request. The Corporation will provide the Buyer with a reasonable opportunity to review and provide good faith comments on a draft of the Estimated Closing Date Working Capital before the final version is delivered at Closing, and the Estimated Closing Date Working Capital will be subject to the approval of the Buyer, which approval will not be unreasonably withheld or delayed.

2.6	Final Closing Date Working Capital

No later than 90 days after the Closing Date, the Buyer will prepare and deliver to the Sellers a balance sheet of the Corporation as at the Closing Date, which will be prepared in a manner consistent with preparation of the Estimated Closing Date Working Capital (the “Final Closing Date Working Capital”). The Final Closing Date Working Capital will include final calculations of the Current Assets and the Current Liabilities. The Sellers (acting jointly) may notify the Buyer that they accept or dispute the Final Closing Date Working Capital at any time within 10 Business Days after receiving it, but will be deemed to have accepted it on the 11th Business Day after receipt unless they deliver a written notice signed by each Seller (the “Dispute Notice”) to the Buyer of a dispute (a “Working Capital Dispute”) within that 10‑Business Day notice period. On the date of the Sellers’ deemed acceptance, or any earlier date upon which the Buyer receives notice of the Sellers’ acceptance, the Final Closing Date Working Capital will be conclusive and binding on the Buyer and the Sellers.

2.7	Disputes

Any Dispute Notice must set out the reasons for the Working Capital Dispute, the amounts in dispute, and reasonable details of the calculation of those amounts. The Buyer and the Sellers will attempt, in good faith, to resolve the Working Capital Dispute within 10 Business Days after the Buyer’s receipt of the Dispute Notice. If the Buyer and the Sellers are unable to resolve the Working Capital Dispute within 10 Business Days, then the Buyer and the Sellers will mutually appoint an accounting firm to assist with the resolution of the Working Capital Dispute. In the event that the Buyer and the Sellers are unable to agree on appointment of an accounting firm to assist with the resolution of the Working Capital Dispute within a further 5 Business Days, then the Working Capital Dispute will be submitted to a senior partner of the accounting firm of Manning Elliott LLP (the “Accounting Firm”), whose fees and expenses will be paid by the party determined to be incorrect by the Accounting Firm and who will resolve the Working Capital Dispute acting as an expert, and not an arbitrator. The resolution of the Working Capital Dispute will be final and binding upon the Buyer and Sellers, subject to manifest error.

2.8	Purchase Price Adjustment

Upon finalization of the Final Closing Date Working Capital (based on agreement of the Buyer and the Sellers or resolution of a Working Capital Dispute), the Purchase Price will be adjusted as follows:

2.8.1	If the actual Final Closing Date Working Capital is less than the Estimated Closing Date Working Capital, then the Purchase Price will be decreased on a dollar for dollar basis by the extent to which the actual Final Closing Date Working Capital is less than the Estimated Closing Date Working Capital (the “Decrease”).

2.8.2	If the actual Final Closing Date Working Capital exceeds the Estimated Closing Date Working Capital, then the Purchase Price will be increased on a dollar for dollar basis by the extent to which actual Final Closing Date Working Capital is greater than the Estimated Closing Date Working Capital (the “Increase”).

2.9	Adjustment Payments

2.9.1	The payments set out in this Section 2.9 must be made within 10 (ten) Business Days of the determination of the Purchase Price adjustment under Section 2.8 as follows: (Purchase Price Adjustment).

2.9.1.1	If there is a Decrease, the Sellers will pay to the Buyer, in accordance with their Pro Rata Share, a sum equal to the Decrease, which may be paid, in the sole discretion of the Sellers, in either cash money of immediately available funds or Buyer Shares at the price per share set out in Section 2.2.2; and

2.9.1.2	If there is an Increase, the Buyer will pay to the Sellers, in accordance with their Pro Rata Share, a sum equal to the Increase, which may be paid, in the sole discretion of the Buyer, in either cash money of immediately available funds or, if the CSE has approved such payment in shares, in Buyer Shares at the price per share set out in Section 2.2.2.

2.10	Payment of Management Bonuses

2.10.1	At Closing, the Buyer shall issue additional Buyer Shares to the Sellers, as follows:

2.10.1.1	to Justin Hannewyk, such number of Buyer Shares as determined by dividing the management bonus due to him by the Corporation as reflected in the Estimated Closing Date Working Capital by the deemed price per share set out in Section 2.2.2; and

2.10.1.2	to Richard Cochrane, such number of Buyer Shares as determined by dividing the management bonus due to him by the Corporation as reflected in the Estimated Closing Date Working Capital by the deemed price per share set out in Section 2.2.2.

2.11	Excluded Business

2.11.1	The Parties acknowledge and agree that the Buyer is not purchasing the Excluded Business and that on or before Closing, the Sellers will cause the Excluded Assets to be transferred from the Corporation to the Sellers or to an affiliate of the Sellers, as the Sellers may determine in their sole discretion, and will effect the steps described in Schedule E hereto in order to address the shareholder loans and advances payable by the Corporation to the Sellers (the “Cinematography Spinout”).

2.11.2	Any costs or taxes payable to third-parties, including any commodity or transfer taxes, arising in connection with the Cinematography Spinout shall be borne by the Sellers, and the Sellers will indemnify and hold harmless the Corporation, its successors, assigns, and each of their respective officers, directors, employees, and agents from and against all costs, taxes, or expenses payable by the Corporation to third-parties which arise in connection with, or result from, the Cinematography Spinout.

2.11.3	The Parties covenant and agree to use commercially reasonable efforts to negotiate in good faith a transition services agreement (the “Transition Services Agreement”) in form acceptable to the Buyer and the Seller, each acting reasonably, pursuant to which the Corporation will provide support services for the Excluded Business as summarized in Error! Reference source not found. of the Agreement. The Transition Services Agreement shall be for a term of twelve (12) months or such longer term that as the Parties may otherwise agree.

2.11.4	If the Parties do not settle the form of the Transition Services Agreement on or before the Closing Date, then the terms of the Transition Services Agreement set out in the foregoing paragraph shall constitute the Transition Services Agreement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1	Representations Relating to the Sellers

Except as set forth in the correspondingly numbered paragraph of the Disclosure Letter, each Seller, on its own behalf, severally and not jointly and severally, represents and warrants to the Buyer as follows, and acknowledges that the Buyer is relying upon these representations and warranties in connection with the purchase of the Purchased Shares and issuance of the Consideration Shares, as applicable.

3.1.1	Capacity and Authority. Each Seller is of the full age of majority and has the legal capacity and competence to enter into and perform its obligations under this Agreement.

3.1.2	Binding Obligation. This Agreement has been duly executed and delivered by the Seller and constitutes a valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, subject to applicable bankruptcy, insolvency and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that equitable remedies, including specific performance, are discretionary and may not be ordered in respect of certain defaults.

3.1.3	Title to Purchased Shares. The Seller is the legal and beneficial owner of the number of Purchased Shares set out in Schedule A opposite that Seller’s name under the heading “Number of Purchased Shares Owned by Seller”, and has good title to them, free and clear of any Encumbrance except for any restriction on transfer contained in the articles of the Corporation and the Shareholders Agreement. At Closing, the Seller will have the absolute and exclusive right to sell those Purchased Shares to the Buyer as contemplated by this Agreement.

3.1.4	Residence of Seller. The Seller is not a non-resident of Canada for purposes of the ITA.

3.1.5	Absence of Conflict. None of the execution and delivery of this Agreement by the each Seller, the performance of the Seller’s obligations under this Agreement or the completion by the Seller of the transactions contemplated by this Agreement, will:

3.1.5.1	result in or constitute a breach of any term or provision of, or constitute a default under, any agreement or other commitment to which the Seller is a party or which affects the Purchased Shares owned by the Seller;

3.1.5.2	contravene any applicable law; or

3.1.5.3	contravene any judgment, order, writ, injunction or decree of any Governmental Authority.

3.1.6	Breach, Non-Performance and Non-Compliance. The Seller has not formulated the opinion that any of the representations and warranties of the Buyer in Section 3.3 are incorrect in any material respect.

3.2	Representations Relating to the Corporation

Except as set forth in the correspondingly numbered paragraph of the Disclosure Letter, each Seller, on its own behalf, severally and not jointly and severally, represents and warrants to the Buyer as follows, and acknowledges that the Buyer is relying upon these representations and warranties in connection with the purchase of the Purchased Shares.

3.2.1	Capacity and Authority. The Corporation has all necessary corporate power, authority and capacity to enter into and perform its obligations under this Agreement.

3.2.2	Execution and Delivery. The execution and delivery of this Agreement does not (A) violate any law or provision of the constating or organizational documents of the Corporation; or (B) result in breach of, a default or the creation of, any encumbrance on the assets of the Corporation.

3.2.3	Binding Obligation. This Agreement has been duly executed and delivered by the Corporation and constitutes a valid and binding obligation of the Corporation, enforceable against the Corporation in accordance with its terms, subject to applicable bankruptcy, insolvency and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that equitable remedies, including specific performance, are discretionary and may not be ordered in respect of certain defaults.

3.2.4	Restrictive Covenants. Except as set out in the Disclosure Letter, the Corporation is not a party to, or bound or affected by, any agreement, commitment or document containing any covenant expressly limiting its ability to compete in any line of business, or limiting its ability to transfer or move any of its assets or operations, or any covenant which could reasonably be expected to have a Material Adverse Effect.

3.2.5	Absence of Conflict. None of the execution and delivery of this Agreement by the Corporation or the performance of the Corporation’s obligations under this Agreement, will:

3.2.5.1	result in or constitute a breach of any term or provision of, or constitute a default under, the notice of articles or articles of the Corporation;

3.2.5.2	result in or constitute a breach of any term or provision of, or constitute a default under, any agreement or other commitment to which the Corporation is a party or which affects the Purchased Shares, except as disclosed in the Disclosure Letter;

3.2.5.3	constitute an event that would permit any party to any Material Contract to amend, cancel, terminate or sue for damages with respect to that Material Contract, or to accelerate the maturity of any indebtedness of the Corporation, or other obligation of the Corporation under that Material Contract, except as disclosed in the Disclosure Letter;

3.2.5.4	result in the creation or imposition of any Encumbrance on the Purchased Shares;

3.2.5.5	contravene any applicable law; or

3.2.5.6	contravene any judgment, order, writ, injunction or decree of any Governmental Authority.

3.2.6	Consents. Except as disclosed in the Disclosure Letter, there is no requirement to obtain any consent, approval or waiver of a party under any Material Contract in order to complete the transactions contemplated by this Agreement.

3.2.7	Regulatory Approvals. No authorization, approval, order or consent of, or filing with, any Governmental Authority is required on the part of the Corporation in connection with the execution, delivery and performance of this Agreement or any other documents and agreements to be delivered under this Agreement.

3.2.8	Subsidiaries. The Corporation has no subsidiaries.

3.2.9	Corporate Existence of Corporation. The Corporation has been duly incorporated and organized, and is validly existing and in good standing as a company under the Business Corporations Act (British Columbia). No proceedings have been taken or authorized by the Corporation in respect of the bankruptcy, insolvency, liquidation, dissolution or winding up of the Corporation.

3.2.10	Capacity and Powers of Corporation. The Corporation has all necessary corporate power, authority and capacity to own or lease its assets and to carry on the Business as currently being conducted.

3.2.11	Authorized and Issued Capital. The authorized share structure of the Corporation consists of an unlimited number of common shares, of which 100 common shares are issued and outstanding as fully paid and non-assessable shares.

3.2.12	No Purchase Rights. Other than under the Shareholders Agreement, no Person has any written or oral agreement or option or any right or privilege (whether by law, pre-emptive, contractual or otherwise) capable of becoming an agreement or option, including securities, warrants or convertible obligations of any kind, for:

3.2.12.1	the purchase of any securities of the Corporation; or

3.2.12.2	the purchase of any of the assets of the Corporation, other than the Excluded Assets or in the ordinary course of the Business.

3.2.13	Corporate Records. The minute books of the Corporation have been maintained in material compliance with all applicable statutory requirements and are complete and accurate in all material respects. The minute books of the Corporation have been made available to the Buyer.

3.2.14	Books and Records. The Books and Records are accurate and complete in all material respects.

3.2.15	Financial Statements. Copies of the Annual Financial Statements and draft Interim Financial Statement are attached hereto as Schedule C. The Annual Financial Statements have been prepared in accordance with IFRS and the Final Interim Financial Statements to be delivered at or prior to Closing in accordance with Section 4.12 will have been prepared in accordance with IFRS, except as to presentation of comparative periods. The Annual Financial Statements do, and the Final Interim Financial Statements to be delivered at or prior to Closing in accordance with Section 4.12 will, present fairly:

3.2.15.1	the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of the Corporation, after adjusting to carve out the Excluded Business, as at the respective dates of the Financial Statements; and

3.2.15.2	the sales, earnings and results of the operations of the Corporation after adjusting to carve out the Excluded Business, during the periods covered by the Financial Statements,

except that the Final Interim Financial Statements will be subject to normal year-end audit adjustments.

3.2.16	Tax Matters. Other than as provided in the Disclosure Letter, the Corporation has filed all tax returns, reports and other tax filings required to be filed with the appropriate Governmental Authorities, and has paid, deducted, withheld or collected and remitted on a timely basis all material amounts to be paid, deducted, withheld or collected and remitted with respect to any taxes, interest and penalties as required under all applicable tax laws. Other than as provided in the Disclosure Letter or as set out in the Financial Statements, there are no tax deficiencies that have been claimed, proposed, or asserted in writing against the Corporation that have not been fully paid or finally settled, and there are no assessments, reassessments, actions, suits or proceedings in progress, pending or, to the Knowledge of the Sellers, threatened, against the Corporation, and no waivers have been granted by the Corporation, in connection with any taxes, interest or penalties. The provisions for taxes reflected in the Financial Statements are sufficient for the payment of all accrued and unpaid taxes, interest and penalties for all periods up to the applicable dates of such Financial Statements.

3.2.17	Absence of Changes. Except as disclosed in the Disclosure Letter, since December 31, 2018, there has not been any change, event or occurrence that, either individually or in the aggregate, has resulted in, or would reasonably be expected to result in, a Material Adverse Effect.

3.2.18	Absence of Undisclosed Liabilities. Except to the extent reflected or reserved in the Financial Statements, or incurred subsequent to December 31, 2018, and:

3.2.18.1	disclosed in the Disclosure Letter; or

3.2.18.2	incurred in the ordinary course of the Business,

the Corporation does not have any outstanding indebtedness or any liabilities or obligations (whether accrued, absolute, contingent or otherwise, including under any guarantee of any debt).

3.2.19	Title to Assets. Other than the Excluded Assets, the Corporation owns, possesses and has good and marketable title to all of its undertakings, property and assets (whether owned or leased), including all the undertakings, property and assets reflected in the most recent balance sheet included in the Interim Financial Statements, free and clear of all Encumbrances, other than the Permitted Encumbrances. The undertakings, property and assets of the Corporation, excluding the Excluded Assets, comprise all of the undertakings, property and assets necessary for the Corporation to carry on the Business as it is currently operated. All facilities, machinery, equipment, fixtures, vehicles and other tangible assets owned, leased or used by the Corporation, other than the Excluded Assets, are in good operating condition and repair, ordinary wear and tear excepted, and are reasonably fit and usable for the purposes for which they are being used.

3.2.20	Real Property. The Disclosure Letter lists the particulars of all leases of real property to which the Corporation is a party. The Corporation does not own any real property. To the Knowledge of the Sellers and other than as provided in the Disclosure Letter, there are no restrictive covenants or applicable laws that in any way would restrict or prohibit any part of the present use by the Corporation of any of the real property that is leased by the Corporation, other than the Permitted Encumbrances. There are no expropriation or similar proceedings, actual or threatened, of which the Corporation has received notice against any of the real property that is leased by the Corporation. All of the Corporation’s leases of real property are in full force and effect, unamended, and none of them are, to the Knowledge of the Sellers, under any threat of termination.

3.2.21	Intellectual Property.

3.2.21.1	The Disclosure Letter lists all material Intellectual Property that is owned by or licensed to the Corporation and the particulars of all registrations and applications for registration in respect of such Intellectual Property and the Corporation has made available to the Buyer copies of all registered Intellectual Property.

3.2.21.2	The Intellectual Property listed in the Disclosure Letter has not been implemented or incorporated into any of the Corporation’s products or services that the Corporation has offered to its customers and is not, as of the date hereof, used by the Corporation in any of the products or services that the Corporation has offers to its customers.

3.2.21.3	All commercially reasonable legal steps have been taken by the Corporation to preserve its rights to the Intellectual Property listed in the Disclosure Letter; for greater certainty, all Intellectual Property listed in the Disclosure Letter that is filed with or granted by a Governmental Authority is, to the Knowledge of the Sellers, in good standing, valid, and enforceable.

3.2.21.4	The Disclosure Letter also lists all material licence agreements under which the Corporation has been granted a right to use, or otherwise exploit, Intellectual Property owned by third parties. The Intellectual Property that is owned by the Corporation is owned free and clear of any Encumbrances, and no Person other than the Corporation has any right to use that Intellectual Property except as disclosed in the Disclosure Letter.

3.2.21.5	The use by the Corporation of any Intellectual Property owned by third parties is, to the Knowledge of the Sellers, valid, and the Corporation is not in default or breach of any licence agreement relating to that intellectual property, and, to the Knowledge of the Sellers, there exists no state of facts which, after giving notice or lapse of time or both, would constitute a material default or breach.

3.2.21.6	To the Knowledge of the Sellers, the conduct by the Corporation of the Business does not infringe the Intellectual Property of any Person, and neither the Corporation nor the Sellers have received any notice of any unauthorized use, infringement or misappropriation of the Intellectual Property rights of any third parties.

3.2.21.7	Other than as provided in the Disclosure Letter, the Corporation nor the Sellers are aware of and have received no notice of pending or threatened claims regarding any unauthorized use, infringement or misappropriation by others of any intellectual property owned by or licensed to the Corporation.

3.2.22	Accounts Receivable. All accounts receivable of the Corporation reflected in the Financial Statements, or which have come into existence since the date of the most recent Financial Statements, were created in the ordinary course of the Business from bona fide arm’s length transactions, and, except to the extent that they have been paid in the ordinary course of the Business since the date of the Financial Statements, are valid and enforceable and payable in full, without any right of set-off or counterclaim or any reduction for any credit or allowance made or given, except to the extent of the allowance for doubtful accounts reflected in the Financial Statements.

3.2.23	Inventories. The inventories maintained by the Corporation have been accumulated for use or sale in the ordinary course of the Business, and are in good and marketable condition. The present levels of the inventories are consistent with the levels of inventories that have been maintained by the Corporation before the date of this Agreement in the ordinary course of the Business in light of seasonal adjustments, market fluctuations and the requirements of customers of the Business.

3.2.24	Material Contracts and Fundamental Contracts. The Disclosure Letter lists all Material Contracts, and a complete and correct copy of each Material Contract, including all amendments, modifications and supplements thereto, has been made available to the Buyer. Except as disclosed in the Disclosure Letter, the Corporation is not in default or breach of any Material Contract, and there exists no state of facts which, after notice or lapse of time or both, would constitute a material default or breach under any Material Contract. To the Knowledge of the Sellers, no counterparty to any Material Contract is in default of any of its obligations under any Material Contract and the Corporation is entitled to all its benefits under each Material Contract, and the Corporation has not received any notice of termination of any Material Contract. No Fundamental Contract: (i) would be violated, contravened or breached by, or under which a default would occur; (ii) requires any consent or prior approval be obtained from any Person (including consents relating to the change of control of the Corporation) or notice to be given (prior to or following the Effective Time); (iii) would automatically terminate; (iv) or would entitle any party to terminate, adversely accelerate, adversely modify or call any obligations or rights under; in each case, as a result of the execution of this Agreement or the Closing.

3.2.25	Compliance with Laws. The Corporation is conducting the Business in material compliance with all applicable laws, and the Corporation has not received written notice of any violation by the Corporation of any laws.

3.2.26	Permits. All Permits material to the Business are listed in the Disclosure Letter. Those Permits are the only authorizations, registrations, permits, approvals, grants, licences, quotas, consents, commitments, rights or privileges (other than those relating to Intellectual Property) required to enable the Corporation to carry on the Business as currently conducted and to enable the Corporation to own, lease and operate its assets in all material respects. All such Permits are valid, subsisting, in full force and effect and unamended, and the Corporation is not in material default or breach of any Permit material to the Business; no proceeding is pending or, to the Knowledge of the Sellers, threatened to revoke or limit any material Permit, and the completion of the transactions contemplated by this Agreement will not result in the revocation of any material Permit or the breach of any term, provision, condition or limitation affecting the ongoing validity of any material Permit.

3.2.27	Environmental Conditions. Except as disclosed in the Disclosure Letter, the Corporation’s conduct of the Business, and the current use by the Corporation of the real property that is leased by the Corporation have been and are in material compliance with all applicable environmental laws, and there are no facts that would give rise to material non-compliance by the Corporation with any environmental laws in the conduct by the Corporation of the Business.

3.2.28	Suppliers. The Disclosure Letter lists each material supplier of goods and services from whom the Corporation has purchased goods or services since the beginning of the last financial year of the Corporation and the Corporation has made available to the Buyer all material written agreements between the Corporation and such supplier, other than any standard form agreements of such supplier generally available and applicable to customers of such supplier. None of the suppliers listed in the Disclosure Letter have advised the Corporation, either orally or in writing, that they are terminating or considering terminating their relationship with the Corporation.

3.2.29	Customers. The Disclosure Letter sets out a list of the Corporation’s top twenty customers for the nine-month period ended September 30, 2019, and the percentage of gross revenue of the Corporation such customers represent in the aggregate. No customer listed in the Disclosure Letter has advised the Corporation, orally or in writing, that it is terminating or considering terminating its relationship with the Corporation, or considering renegotiating its relationship with the Corporation on terms different from and less favourable to the Corporation than those which the Corporation currently enjoys, whether as a result of the completion of the transactions contemplated by this Agreement or otherwise.

3.2.30	Product Warranties. Other than as provided in the Disclosure Letter, there are no warranties given to customers of services provided by the Corporation. There are no claims, suits or proceedings against the Corporation on account of warranties or with respect to the provision of services, nor, to the Knowledge of the Sellers, is there any reasonable basis for any such claim.

3.2.31	Employees and Employment Contracts. The Corporation has made available to the Buyer complete and correct copies of all written employment agreements or summaries of any oral employment agreements with all current employees of the Corporation. The Corporation is not a party to any written or oral employment, service, pension, deferred profit sharing, benefit, bonus or other similar agreement or arrangement except as disclosed in the Disclosure Letter and none of those agreements or arrangements contains any specific agreement as to notice of termination or severance pay in lieu of notice inconsistent with the Employment Standards Act (British Columbia) except as disclosed in the Disclosure Letter. The Corporation is not in arrears in the payment of any contribution or assessment required to be made by it pursuant to any of the agreements or arrangements disclosed in the Disclosure Letter that would be expected to result in a Material Adverse Effect. Except as set out in the Disclosure Letter, all vacation pay, bonuses, commissions and other employee benefit payments and obligations with respect to the employees of the Corporation are reflected in and have been fully accrued in the Financial Statements and Books and Records in all material respects.

3.2.32	Insurance Policies. The Corporation has made available to the Buyer all material insurance policies maintained by the Corporation, other than insurance policies with ICBC. The Disclosure Letter lists all material insurance policies maintained by the Corporation, and also specifies the insurer, the amount of the coverage, the type of insurance, the policy number and any pending claims with respect to each insurance policy listed. The insurance policies maintained by the Corporation provide the Corporation with product liability in amounts that would reasonably be considered adequate and prudent, for a company of the size of the Corporation carrying on a business similar to the Business. All insurance policies are in full force and effect and the Corporation:

3.2.32.1	is not in material default, whether as to the payment of premiums or otherwise, under any material term or condition of any of the insurance policies listed herein; and

3.2.32.2	has not failed to give notice or present any claim under any of the insurance policies listed herein in a due and timely fashion.

3.2.33	Litigation.

3.2.33.1	Except as disclosed in the Disclosure Letter, there are no actions, suits, grievances or proceedings, whether judicial, arbitral or administrative, and whether or not purportedly on behalf of or against the Corporation, pending, commenced, or, to the Knowledge of the Sellers, threatened, that would reasonably be expected to have a Material Adverse Effect.

3.2.33.2	There is no outstanding judgment, decree, order, ruling or injunction in favour of, against or otherwise involving the Corporation or relating in any way to the transactions contemplated by this Agreement.

3.2.34	Brokerage Fees. The Corporation has not retained any financial advisor, broker, agent or finder, or entered into any agreement entitling any Person to any broker’s commission, finder’s fee or similar payment, relating to this Agreement or the transactions contemplated by this Agreement.

3.3	Representations Relating to the Buyer

The Buyer represents and warrants to the Sellers as follows, and acknowledges that the Sellers are relying upon these representations and warranties in connection with the sale of the Purchased Shares:

3.3.1	Corporate Existence of Buyer. The Buyer is a company duly incorporated and validly existing under the laws of British Columbia.

3.3.2	Capacity and Authority. The Buyer has all necessary corporate power, authority and capacity to enter into and perform its obligations under this Agreement.

3.3.3	Binding Obligation. This Agreement has been duly executed and delivered by the Buyer and constitutes a valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms, subject to applicable bankruptcy, insolvency and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that equitable remedies, including specific performance, are discretionary and may not be ordered in respect of certain defaults.

3.3.4	Absence of Conflict. None of the execution and delivery of this Agreement by the Buyer, the performance of the Buyer’s obligations under this Agreement, or the completion by the Buyer of the transactions contemplated by this Agreement, will result in or constitute a breach of any term or provision of, or constitute a default under, the notice of articles and articles of the Buyer or any agreement or other commitment to which the Buyer is a party.

3.3.5	Regulatory Approvals. No authorization, approval, order or consent of, or filing with, any Governmental Authority is required on the part of the Buyer in connection with the execution, delivery and performance of this Agreement or any other documents and agreements to be delivered under this Agreement.

3.3.6	Capitalization. The authorized share capital of the Buyer consists of an unlimited number of Buyer Shares. As at the date of this Agreement there are and as of the Closing Date there will be: (i) 69,670,613 Buyer Shares validly issued and outstanding as fully-paid and non‑assessable shares of the Buyer; (ii) outstanding warrants to purchase 18,051,499 Buyer Shares; and (iii) 3,575,000 outstanding stock options and 3,175,000 outstanding restricted share units, to purchase in aggregate 6,750,000 Buyer Shares. Except for the securities referred to in this Section 3.3.6, there are no options, warrants, conversion privileges, calls or other rights, shareholder rights plans, agreements, arrangements, commitments, or obligations of the Buyer or any of its subsidiaries to issue or sell any shares of the Buyer or of any of its subsidiaries or securities or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire any shares of the Buyer or any of its subsidiaries, and no Person is entitled to any pre-emptive or other similar right granted by the Buyer or any of its subsidiaries.

3.3.7	Consideration Shares. The issuance of the Consideration Shares to the Sellers contemplated by this Agreement have been duly authorized by all necessary corporate action of the Buyer and such shares, when issued in accordance with the terms of this Agreement, will be issued as fully paid and non-assessable common shares in the capital of the Buyer and will be free and clear of all Encumbrances, other than the restrictions contemplated by Section 4.9 herein.

3.3.8	Listing. The Buyer Shares are listed for trading on the CSE and the Frankfurt Stock Exchange. The Buyer has complied with its obligations to file and deliver any documents required under the CSE rules and the Buyer is not in material contravention or default of any of the CSE rules and no fact exists which may result in the foregoing.

3.3.9	Reporting Issuer Status. The Buyer is a reporting issuer not in default under the Securities Laws of British Columbia, Ontario and Saskatchewan.

3.3.10	Compliance with Laws. The Buyer is conducting the Business in material compliance with all applicable laws, and the Buyer has not received notice of any violation by the Buyer of any laws.

3.3.11	Full Disclosure.

3.3.11.1	The statements made by the Buyer and its representatives to the Sellers in connection with the transactions contemplated by this Agreement and the Public Record of the Buyer each do not, as at the time delivered or made and on the date of this Agreement, and will not at Closing: (i) contain any untrue statement of a material fact or misleading statement; or (ii) omit to state a material fact necessary in order to make the statement contained therein, in light of the circumstances in which they were made, not misleading;

3.3.11.2	the Buyer has disclosed to the Sellers all facts related to the Buyer, its business and the transactions contemplated by this Agreement, and all other matters which are material to the assessment of the nature and amount of risk inherent in an investment in Buyer Shares; and

3.3.11.3	there is no “material fact” or “material change” with respect to the Buyer (as such terms are defined in the Securities Act (British Columbia)) which have not been generally disclosed to the public.

3.3.12	Investment Canada Act. The Buyer is a Canadian within the meaning of the Investment Canada Act (Canada).

3.3.13	Buyer’s Financing. The Buyer has and will have at Closing all funds on hand necessary to pay the cash portion of the Purchase Price.

3.3.14	Financial Statements. The financial statements of the Buyer set out in the Public Record have been prepared in accordance with IFRS and present fairly:

3.3.14.1	the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of the Buyer as at the respective dates of such financial statements; and

3.3.14.2	the sales, earnings and results of the operations of the Buyer during the periods covered by such financial statements.

3.3.15	Brokerage Fees. Other than the Finder’s Fee and the Advisory Fee, the Buyer has not retained any financial advisor, broker, agent or finder, or entered into any agreement entitling any Person to any broker’s commission, finder’s fee or similar payment, relating to this Agreement or the transactions contemplated by this Agreement.

3.3.16	Due Diligence by Buyer. The Buyer acknowledges that it has conducted to its satisfaction an independent investigation of the business, operations, assets, liabilities and financial condition of the Corporation and, in making the determination to proceed with the transactions contemplated by this Agreement, has relied solely on the results of its own independent investigation and the representations and warranties expressly set out in Sections 3.1 and 3.2.

3.3.17	Breach, Non-Performance and Non-Compliance. The Buyer has not formulated the opinion that any of the representations and warranties in Sections 3.1 and 3.2 are incorrect in any material respect.

ARTICLE 4
COVENANTS

4.1	Conduct of Business Before Closing

During the period beginning on the date of this Agreement and ending at the Closing Time, and except as expressly permitted or contemplated by this Agreement, the Corporation will:

4.1.1	carry on the Business only in the ordinary course of business;

4.1.2	make all commercially reasonable efforts to preserve the goodwill of the Corporation and its relationships with customers, suppliers and others having business dealings with the Corporation;

4.1.3	refrain from entering into any contract or arrangement, other than in the ordinary course of the business or with the prior written consent of the Buyer;

4.1.4	continue in full force all of its material insurance policies;

4.1.5	comply in all respects with all material laws applicable to the Business; and

4.1.6	apply for, maintain in good standing and make all commercially reasonable efforts to renew all material Permits.

4.2	Consents Under Material Contracts

The Corporation will make all commercially reasonable efforts to obtain and maintain, before the Closing, the consents, approvals and waivers disclosed in the Disclosure Letter, provided that the Corporation will be under no obligation to pay any money, incur any obligations, commence any legal proceedings, or offer or grant any accommodation (financial or otherwise) to any third party in order to obtain those consents, approvals and waivers. The Buyer will make all commercially reasonable efforts to cooperate with and assist the Corporation in obtaining and maintaining those consents, approvals and waivers, including by providing any information relating to the Buyer as is reasonably requested by a third party to grant its consent.

4.3	Actions to Satisfy Closing Conditions

Subject to Section 4.2, each Party will take or cause to be taken all actions that are within its power to control, and will make all commercially reasonable efforts to cause other actions to be taken which are not within its power to control, to ensure its compliance with, and satisfaction of, all conditions in Article 5 that are for the benefit of any other Party.

4.4	Notification of Change

4.4.1	Each Party agrees that it will notify the other Parties promptly in writing of the occurrence, or failure to occur, at any time from the date of this Agreement until the Closing Time, of any event or state of facts which occurrence or failure to occur would be reasonably likely to:

4.4.1.1	cause any representations or warranties in this Agreement to be inaccurate (in any material respect, if the representation or warranty is not already subject to a materiality qualifier) at the Closing Time (except for those representations and warranties made as of a specified date);

4.4.1.2	result in the failure to comply with any covenant to be complied with by that Party before the Closing Time; or

4.4.1.3	result in the failure to satisfy any of the conditions precedent in favour of any other Party,

4.4.2	Following notice by either the Sellers or the Buyer under Section 4.4.1, the Sellers may amend the Disclosure Letter to qualify the applicable representations and warranties. If any of the conditions in Section 5.1 would not have been satisfied without the amendment to the Disclosure Letter, the Buyer may terminate this Agreement by notice in writing to the Sellers within 5 Business Days of receiving the revised Disclosure Letter. If the Buyer does not terminate this Agreement in accordance with this Section 4.4, the Buyer is deemed to have accepted and agreed to the revised Disclosure Letter and waived in full any breach or inaccuracy of the representations and warranties of the Sellers, and any corresponding closing conditions in favour of the Buyer, addressed by the amendment to the Disclosure Letter.

4.5	Exclusivity

From the date of this Agreement until the earlier of the Closing Time and the date of termination of this Agreement, none of the Sellers or the Corporation will:

4.5.1	solicit, initiate, knowingly facilitate or encourage, or accept; or

4.5.2	participate in any discussions, conversations, negotiations or other communications regarding,

any offer or proposal relating to any transaction (other than the purchase and sale transaction contemplated by this Agreement) involving the sale of any shares or other securities of the Corporation, the sale of the Business, or any other business combination involving the Corporation. If an offer or proposal relating to a transaction contemplated in this Section 4.5 is made to the Corporation or any Seller, the recipient will provide prompt notice of the offer or proposal to the Buyer.

4.6	Confidential Information

4.6.1	Until the Closing Date or, if this Agreement is terminated in accordance with Section 7.1, then perpetually, the Buyer will, subject to Section 4.6.2, keep confidential and not disclose or use, and the Buyer will not allow any of its representatives to disclose or use, any Confidential Information, for any purpose, except as contemplated by this Agreement. If this Agreement is terminated, all Confidential Information obtained by the Buyer in connection with this Agreement, including all copies, whether in written form or stored electronically, will be returned to the Sellers and the Corporation promptly after that termination.

4.6.2	The obligation of the Buyer under Section 4.6.1 to keep confidential and not disclose or use any Confidential Information does not apply to information which:

4.6.2.1	is generally available to or known by the public, other than as a result of improper disclosure by the Buyer or any of its representatives;

4.6.2.2	was available to the Buyer on a non-confidential basis before its disclosure by any Seller, the Corporation, or any representative of a Seller;

4.6.2.3	is or was obtained by the Buyer from a source other than any Seller or the Corporation, or any representative of a Seller, if that source is not bound by a confidentiality obligation; or

4.6.2.4	the Buyer or any representative of the Buyer is required, in the opinion of outside counsel to the Buyer, by law to disclose.

4.7	Personal Information

4.7.1	The collection, use and disclosure of Personal Information by any of the Parties before the Closing is restricted to those purposes that relate to the transactions contemplated by this Agreement.

4.7.2	Following the Closing, the Buyer will cause the Corporation to:

4.7.2.1	use and disclose the Personal Information under its control at the time of the Closing solely for the purposes for which that Personal Information was collected or permitted to be used or disclosed before the transactions contemplated by this Agreement were completed;

4.7.2.2	neither use nor disclose any of that Personal Information for any purpose that does not relate directly to the Business;

4.7.2.3	protect that Personal Information by security safeguards appropriate to the sensitivity of the information;

4.7.2.4	notify the employees, customers, directors, officers and shareholders whose Personal Information is disclosed that the transactions contemplated by this Agreement have taken place; and

4.7.2.5	give effect to any withdrawal of consent made in accordance with clause 4.3.8 of Schedule 1 to the Personal Information Protection and Electronic Documents Act (Canada).

4.8	Indemnification

4.8.1	From and after the Closing Date and for a period of three (3) years thereafter, the Buyer shall not, and shall not permit the Corporation, or any successor or assign by amalgamation or otherwise, to amend, repeal or modify any provision in the Corporation’s constating documents relating to the exculpation or indemnification of any current or former officer or director (unless required by law), it being the intent of the Parties that the officers and directors of the Corporation continue to be entitled to such exculpation and indemnification to the full extent of the law. If the Corporation or any successor or assign (i) consolidates or amalgamates with or merges into any other Person or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Corporation assume all of the obligations set forth in this Section 4.8.1.

4.8.2	The provisions of this Section 4.8 are intended for the benefit of, and will be enforceable by, each indemnified person referred to in this Section 4.8 and that person’s Successors, and, for that purpose, the Sellers confirm that they are acting as agents and trustees on their behalf.

4.9	Right to Place and Trading Restrictions on the Consideration Shares

4.9.1	The Sellers hereby agree to place and deposit with the Broker the Consideration Shares (other than the Free-trading Shares) in separate pooling agreements between the Buyer, Broker and the respective Seller (the “Pooling Agreements”) to be entered into at Closing, and the Sellers and the Buyer shall deliver the certificates representing the Consideration Shares to the Broker at Closing. “Free-trading Shares” means 15% of the Consideration Shares issued to the Sellers under this Agreement. For avoidance of doubt, all Consideration Shares, including the Free-trading Shares, will be placed with the Broker in accordance with Section 2.4 hereof.

4.9.2	The Pooling Agreements will provide that the Consideration Shares (other than the Free-trading Shares, which will have no restrictions and will be free trading) will automatically be release to the Sellers in accordance with the following schedule:

4.9.2.1	15% of the Consideration Shares on the date that is six months following the Closing;

4.9.2.2	25% of the Consideration Shares on the date that is twelve months following the Closing;

4.9.2.3	25% of the Consideration Shares on the date that is eighteen months following the Closing; and

4.9.2.4	20% of the Consideration Shares on the date that is twenty-four months following the Closing.

For the purposes of this Section 4.9:

“Released Consideration Shares” means, at the applicable time, all Consideration Shares of the Sellers (including the Free-trading Shares) that are not subject to or that have been released from the pooling restrictions of this Section 4.9.2.

“Escrowed Consideration Shares” means, at the applicable time, all Consideration Shares acquired by the Sellers under this Agreement, other than the Free-trading Shares and the Released Consideration Shares.

4.9.3	Notwithstanding Section 4.9.2 of this Agreement, if a Seller wishes to sell any or all of the Consideration Shares held by him at any time, such sale by the applicable Seller shall be completed in accordance with the following:

4.9.3.1	The Seller shall give notice of its intention to sell any Consideration Shares (“Notice”) to the Buyer and the Buyer shall have the opportunity to find a purchaser or purchasers for such Consideration Shares (a “Placee Shareholder”);

4.9.3.2	The Notice shall specify the number of Consideration Shares that the applicable Seller wishes to sell (the “Subject Shares”), and shall irrevocably offer to sell the Subject Shares for cash, to the Placee Shareholder, at the price set forth in the Notice;

4.9.3.3	The Buyer shall have ten (10) Business Days, except with respect to any Released Consideration Shares for which the Buyer shall only have five (5) Business Days (in each case, the “Offer Period”), following its receipt of the Notice to find a Placee Shareholder or Placee Shareholders (the “Placement Right”) to purchase some or all of the Subject Shares;

4.9.3.4	The Buyer will advise the applicable Seller at the end of the applicable Offer Period of the identities of the Placee Shareholders and the numbers of Subject Shares each has agreed to purchase and the Seller and the Placee Shareholders will complete any agreed sale as soon as practicable thereafter and in no event more than three (3) Business Days after the end of the applicable Offer Period;

4.9.3.5	Any Subject Shares not sold to Placee Shareholders pursuant to the Placement Right within three (3) Business Days of the end of the applicable Offer Period may be sold by the Seller to any Person at any price as follows:

4.9.3.5.1	If such Subject Shares are Released Consideration Shares, at anytime and in any amount whether by private sale or in the public markets; and

4.9.3.5.2	If such Subject Shares are Escrowed Consideration Shares, on a daily basis in an amount equal to: (i) up to 10% of the trailing five-day daily trading volume (of all markets on which the Buyer’s common shares are listed and traded), during the first 12 months following the Closing, and (ii) up to 20% of the trailing five-day daily trading volume (of all markets on which the Buyer’s common shares are listed and traded) for the period from the first day after the 12‑month anniversary of the Closing to the 24‑month anniversary of the Closing. For greater certainty, any Consideration Shares that become Released Consideration Shares shall immediately cease to be subject to the restrictions of this Section 4.9.3.5.2.

4.9.4	The Parties acknowledge and agree that nothing in this Section 4.9 shall affect the ability of a Seller to transfer any Consideration Shares to an affiliate or family member of such Seller for tax or estate planning purposes.

4.10	Nomination Right

4.10.1	Following the Closing and for a period of two years thereafter or as long as Justin Hannewyk holds a senior executive position with the Corporation, if such period is greater than two years, the Sellers shall designate one person, which will initially be Justin Hannewyk, (the “Nominee”) who is qualified to serve as a director of the Buyer, to serve as a member of the board of directors of the Buyer (the “Buyer Board”) for a term expiring not earlier than the Buyer’s next annual meeting of its shareholders (the “Buyer Shareholders”) at which directors of the Buyer are to be elected provided that such Nominee consents in writing to serve as a director and is, and remains, eligible under the applicable corporate legislation to serve as a director.

4.10.2	The Buyer shall take all reasonable steps as may be necessary to appoint the Nominee to the Buyer Board as of the Closing Date, including having the Nominee as part of the Buyer’s nominated slate of directors.

4.10.3	At the first annual meeting of the Buyer Shareholders following the end of the term of the Nominee, at which directors of the Buyer are to be elected, and at each meeting of Buyer Shareholders thereafter at which directors are to be elected, the Buyer shall cause the Nominee to be included as one of the directors proposed by the Buyer to the Buyer Shareholders for election as directors.

4.10.4	If the Nominee ceases to hold office as a director of the Buyer for any reason (including, for greater certainly, pursuant to applicable corporate laws or the requirements of the CSE), the Sellers shall be entitled to nominate an individual to replace him or her (the “Alternative Nominee”) and the Buyer shall promptly take all steps as may be necessary to appoint such individual to the Buyer Board to replace the Nominee who has ceased to hold office.

4.10.5	The Buyer covenants and agrees to enter into an indemnification agreement in favor of each Nominee appointed to the Buyer Board on terms identical to those offered to the other members of the Buyer Board.

4.11	Access to Books and Records

For a period of seven years from the Closing Date or for such longer period as may be required by law, the Buyer will retain all original books and records relating to the Corporation existing on the Closing Date. So long as any such books and records are retained by the Buyer pursuant to this Agreement, each Seller has the right to inspect and to make copies (at its own expense) of them at any time upon reasonable request during normal business hours and upon reasonable notice for any proper purpose and without undue interference to the business operations of the Corporation. The Buyer has the right to have its representatives present during any such inspection.

4.12	Review of Interim Financial Statements

The Buyer and Sellers acknowledge and agree that between the date of this Agreement and the Closing Date, DMCL will complete a review of the Interim Financial Statements (such reviewed Interim Financial Statements being the “Final Interim Financial Statements” and together with Annual Financial Statements, the “Final Financial Statements”) and deliver such Final Interim Financial Statements to the Sellers. The Corporation will use its commercial reasonable efforts to cause DMCL to complete its review of the Interim Financial Statements as soon as practicable after the date of this Agreement and to notify the Buyer of any delays and provide reasonable updates of the status of such review.

4.13	Completion of Cinematography Spinout – Pre-Closing

The Corporation covenants and agrees to complete the Cinematography Spinout within five (5) Business Days of the Corporation receiving notice in writing from the Buyer (the “Closing Notice”) that the Buyer is ready to complete Closing. Upon delivery of the Closing Notice, the Buyer shall be deemed to represent that it is ready, willing and able to complete the Closing and that it is satisfied with or is prepared the waive all closing conditions in its favor contemplated by Sections 5.1 and 5.3, other than those conditions that by their nature can only be satisfied on the Closing Date. The Sellers’ obligation to complete the Cinematography Spinout shall be extended to the next succeeding Business Day to the extent the closing conditions in Section 5.3.2 and 5.3.4 have not been satisfied or waived by both Parties.

4.14	Grant of Stock Options to Certain Employees of the Corporation – Post-Closing

The Buyer covenants and agrees to, at Closing, grant stock options of the Buyer to purchase Buyer Shares in accordance with the Buyer’s Share Compensation Plan to the employees of the Corporation and in the amounts set out in Schedule F hereto, at an exercise price equal to closing price of the Buyer Shares on the CSE on the day prior to the date of this Agreement.

4.15	CSE Filing

The Buyer covenants and agrees to file the required forms with the CSE with respect to the transactions contemplated by this Agreement promptly after execution of this Agreement and to use its commercial reasonable efforts to address any comments or requests from the CSE.

ARTICLE 5
CLOSING CONDITIONS

5.1	Conditions for the Benefit of the Buyer

The purchase and sale of the Purchased Shares is subject to the satisfaction, or waiver by the Buyer, at or before the Closing Time, of the following conditions, which are for the sole benefit of the Buyer and which may be waived, in whole or in part, by the Buyer at any time without prejudice to the Buyer’s right to rely on any other condition precedent:

5.1.1	Representations and Warranties. The representations and warranties of each of the Sellers and the Corporation made in this Agreement that are qualified by materiality or Material Adverse Effect will be true and accurate at the Closing Time as if made as of the Closing Time, and each of the other representations and warranties of each of the Sellers and the Corporation made in this Agreement will be true and accurate in all material respects at the Closing Time as if made as of the Closing Time (except, in each case, for any representations and warranties made as at a specified date, the accuracy of which will be determined as of that specified date instead of the Closing Time).

5.1.2	Covenants. Each of the Sellers and the Corporation will have performed in all material respects each of its obligations required to be performed at or before the Closing Time under this Agreement.

5.1.3	No Material Adverse Effect. Since the date of this Agreement, no Material Adverse Effect has occurred.

5.1.4	Consents. The notifications and consents listed in Section 5.1.4 of the Disclosure Letter must have been obtained.

5.1.5	Deliveries. The Sellers will have delivered, or cause to be delivered, to the Buyer the following in form and substance satisfactory to the Buyer:

5.1.5.1	a certificate of the Corporation, signed on its behalf by a senior officer of the Corporation, confirming the matters set out in Sections 5.1.1 (Representations and Warranties) and 5.1.2 (Covenants) that are applicable to the Corporation, dated as of the Closing Date;

5.1.5.2	a certificate of each Seller confirming the matters set out in Sections 5.1.1 (Representations and Warranties) and 5.1.2 (Covenants) that are applicable to that Seller, dated as of the Closing Date;

5.1.5.3	original share certificates representing the Purchased Shares, duly endorsed by an effective endorsement for transfer to the Buyer;

5.1.5.4	certified copies of resolutions of the directors of the Corporation authorizing the transfer of the Purchased Shares to the Buyer;

5.1.5.5	employment agreements in the form attached as Exhibit 5.1.5.5 executed by the Sellers;

5.1.5.6	the Pooling Agreements executed by the respective Sellers;

5.1.5.7	releases from each Seller of all claims they may have against the Corporation, in the form attached as Exhibit 5.1.5.7;

5.1.5.8	the consents referred to in Section 5.1.4 (Consents);

5.1.5.9	all Books and Records, including copies of all of the Corporation’s insurance policies in the possession of the Sellers; and

5.1.5.10	all other documentation and evidence reasonably requested by the Buyer in order to establish the due authorization and completion by each of the Sellers and the Corporation of the transactions contemplated by this Agreement, including the taking of all corporate proceedings by the boards of directors and shareholders of the Corporation required to effectively carry out its obligations under this Agreement.

5.1.6	Shareholders Agreement. The Shareholders Agreement shall have been terminated.

5.1.7	Financial Statements. The Final Interim Financial Statements shall have been delivered to the Buyer and such Final Interim Financial Statements shall not disclose any change, event or occurrence that is not substantively disclosed in the Interim Financial Statements attached as Schedule C to this Agreement, solely to the extent that such change, event or occurrence, in the aggregate, would reasonably be expected to be, in the opinion of the Buyer, acting reasonably, material and adverse to the Corporation.

5.2	Conditions for the Benefit of the Sellers

The purchase and sale of the Purchased Shares is subject to the satisfaction, or waiver by the Sellers, at or before the Closing Time, of the following conditions, which are for the sole benefit of each Seller and which may be waived, in whole or in part, by the Sellers at any time without prejudice to any Seller’s right to rely on any other condition precedent:

5.2.1	Representations and Warranties. The representations and warranties of the Buyer made in this Agreement that are qualified by materiality will be true and accurate at the Closing Time as if made as of the Closing Time and each of the other representations and warranties of the Buyer made in this Agreement will be true and accurate in all material respects at the Closing Time as if made as of the Closing Time (except, in each case, for any representations and warranties made as at a specified date, the accuracy of which will be determined as of that specified date instead of the Closing Time).

5.2.2	Covenants. The Buyer will have performed in all material respects its obligations required to be performed at or before the Closing Time under this Agreement.

5.2.3	Share Price. The 10-day volume weighted average price of the Buyer Shares on the CSE as of the day before Closing is not lower than $0.50.

5.2.4	Deliveries. The Buyer will have delivered to the Sellers the following in form and substance satisfactory to the Sellers:

5.2.4.1	a certificate of the Buyer, signed on its behalf by a senior officer of the Buyer, confirming the matters set out in Sections 5.2.1 (Representations and Warranties) and 5.2.2 (Covenants), dated as of the Closing Date;

5.2.4.2	certified copies of resolutions of the directors of the Buyer authorizing the execution and delivery of this Agreement and the performance by the Buyer of its obligations hereunder, including the payment of the Purchase Price and issuance of the Consideration Shares to the Sellers;

5.2.4.3	employment agreements in the form attached as Exhibit 5.1.5.5 executed by the Buyer;

5.2.4.4	the Pooling Agreements executed by the Buyer;

5.2.4.5	releases from the Buyer and the Corporation in favor of each of the Sellers of all claims they may have against the Sellers, in the form attached as Exhibit 5.1.5.7; and

5.2.4.6	all documentation and other evidence reasonably requested by any Seller in order to establish the due authorization and completion by the Buyer of the transactions contemplated by this Agreement, including the taking of all corporate proceedings by the board of directors and the shareholders of the Buyer required to effectively carry out the obligations of the Buyer under this Agreement.

5.3	Mutual Conditions Precedent

The purchase and sale of the Purchased Shares is subject to the satisfaction, or waiver by the Buyer and the Sellers, at or before the Closing Time, of each of the following conditions, which are for the mutual benefit of the Buyer and the Sellers and which may be waived, in whole or in part, by consent of the Buyer and the Sellers at any time without prejudice to any right of the Buyer or the Sellers to rely on any other condition precedent.

5.3.1	No Action to Restrain. No order of any Governmental Authority will be in force, and no action or proceeding will be pending or threatened by any Person:

5.3.1.1	to restrain or prohibit the completion of the transactions contemplated by this Agreement, including the sale and purchase of the Purchased Shares;

5.3.1.2	to restrain or prohibit the Corporation from carrying on the Business; or

5.3.1.3	which would have a Material Adverse Effect.

5.3.2	Release of Guarantees. All personal guarantees signed by the Sellers with respect to the obligations of the Corporation will have been released, on terms satisfactory to each of the Sellers and the Buyer.

5.3.3	Excluded Assets. The Cinematography Spinout shall have been completed before the Closing Date and the Buyer receives written confirmation of completion of same.

5.3.4	CSE No-Objection. The CSE shall have not issued an objection to the transactions contemplated by this Agreement.

ARTICLE 6
CLOSING ARRANGEMENTS

6.1	Closing

The Closing will take place at the Closing Time at the offices of Gowling WLG (Canada) LLP, counsel to the Buyer, at Suite 2300 – 550 Burrard Street, Vancouver, BC V6C 2B5. All required documents may be delivered as originals or may be delivered by electronic transmission, except that the share certificates representing the Purchased Shares and the Consideration Shares must be delivered in original form.

6.2	Closing Deliveries

Subject to the satisfaction or waiver by the relevant Party of the conditions of Closing, at the Closing Time:

6.2.1	the Buyer will make the cash payments and will issue the Consideration Shares as set out in Section 2.4 (Payment of Purchase Price);

6.2.2	the Sellers will deliver or cause to be delivered to the Buyer the documents set out in Section 5.1.5 (Deliveries), including the original share certificates representing the Purchased Shares in fully transferable form; and

6.2.3	the Buyer will deliver or cause to be delivered to the Sellers the documents set out in Section 5.2.4 (Deliveries).

ARTICLE 7
TERMINATION

7.1	Termination Rights

This Agreement may be terminated at any time before the Closing:

7.1.1	by mutual written consent of the Buyer and the Sellers;

7.1.2	by the Buyer, upon written notice to the Sellers (specifying in reasonable detail the circumstances giving rise to the Buyer’s right to terminate):

7.1.2.1	if any of the conditions set out in Section 5.1 (Conditions for the Benefit of the Buyer) or 5.3 (Mutual Conditions Precedent) which has not been waived by the Buyer is not satisfied at or before the Closing Time; or

7.1.2.2	if any of the conditions set out in Section 5.1 (Conditions for the Benefit of the Buyer) or 5.3 (Mutual Conditions Precedent) which has not been waived by the Buyer is not capable of being satisfied by the Outside Date, in each case provided that the failure to satisfy that condition is not the result, directly or indirectly, of the Buyer’s breach of this Agreement;

7.1.3	by any of the Sellers, upon written notice to the Buyer (specifying in reasonable detail the circumstances giving rise to that Seller’s right to terminate):

7.1.3.1	if any of the conditions set out in Section 5.2 (Conditions for the Benefit of the Sellers) or 5.3 (Mutual Conditions Precedent) which has not been waived by that Seller is not satisfied at or before the Closing Time; or

7.1.3.2	if any of the conditions set out in Section 5.2 (Conditions for the Benefit of the Sellers) or 5.3 (Mutual Conditions Precedent) which has not been waived by that Seller is not capable of being satisfied by the Outside Date, in each case provided that the failure to satisfy that condition is not the result, directly or indirectly, of the breach of this Agreement by the Seller terminating this Agreement or the Corporation; or

7.1.4	by the Buyer or any Seller, upon written notice to the other Parties, if the Closing does not occur by 11:59 p.m. on the Outside Date, provided that the Buyer may not terminate this Agreement under this Section 7.1.4 if the failure of the Closing to occur is the result, directly or indirectly, of the Buyer’s breach of this Agreement, and a Seller may not terminate this Agreement under this Section 7.1.4 if the failure of the Closing to occur is the result, directly or indirectly, of the breach of this Agreement by such Seller or the Corporation.

7.1.5	by the Buyer, upon written notice to the Sellers and the Corporation, under Section 4.4.

7.2	Effect of Termination

If this Agreement is terminated in accordance with Section 7.1, the Parties will be released from all of their obligations under this Agreement, except that:

7.2.1	Section 4.6 (Confidential Information) and Section 9.11 (Public Announcements) and this Section 7.2 will survive the termination of this Agreement and continue in full force and effect; and

7.2.2	the termination of this Agreement at any time before the Closing will not relieve any Party from any liability arising before that termination.

ARTICLE 8
INDEMNIFICATION AND SURVIVAL

8.1	Indemnification by the Sellers

Subject to the other provisions of this Article 8, each Seller will, if the Closing occurs:

8.1.1	severally, and proportionately to that Seller’s Pro Rata Share, indemnify and hold harmless each Buyer Indemnified Party from and against any Loss that a Buyer Indemnified Party may suffer as a result of:

8.1.1.1	any breach of any representation or warranty made by the Corporation in this Agreement; and

8.1.1.2	any non-performance of any covenant or obligation of the Corporation contained in this Agreement;

8.1.2	severally, and proportionately to that Seller’s Pro Rata Share, indemnify and hold harmless each Buyer Indemnified Party from and against any Loss that a Buyer Indemnified Party may suffer as a result of:

8.1.2.1	any breach of any representation or warranty made by that Seller in Section 3.1 (Representations Relating to the Sellers); and

8.1.2.2	any non-performance of any covenant or agreement of that Seller contained in this Agreement.

8.2	Indemnification by the Buyer

Subject to the other provisions of this Article 8, the Buyer will, if the Closing occurs, indemnify and hold harmless each Seller Indemnified Party from and against any Loss that a Seller Indemnified Party may suffer as a result of:

8.2.1	any breach of any representation or warranty made by the Buyer in this Agreement; and

8.2.2	any non-performance of any covenant or agreement of the Buyer contained in this Agreement.

8.3	Survival Periods for Claims by Buyer Indemnified Parties

The covenants, representations and warranties made by the Corporation and the Sellers in this Agreement will survive the Closing and completion of the transactions contemplated by this Agreement, and will continue in full force and effect.

8.3.1	Subject to Section 8.3.2, a Buyer Indemnified Party may make an Indemnity Claim under Section 8.1.1.1 or 8.1.2.1 only if an Indemnity Notice of that Indemnity Claim is delivered to the relevant Indemnifying Party within 18 months after the Closing Date.

8.3.2	The notice periods set out in Section 8.3.1 will not apply to an Indemnity Claim based on intentional misrepresentation or fraud by the Corporation or the Sellers, or any of them, relating to this Agreement.

8.3.3	The notice periods set out in Section 8.3.1 will not apply to an Indemnity Claim based on any breach of the representations and warranties made in Section 3.2.16 (Tax Matters) for which the applicable notice period will be the day that is on or before 60 days after the last day upon which any of the relevant Governmental Authorities is entitled to assess or reassess the Corporation (or to raise Claims against the Buyer or the Corporation relating to that assessment or reassessment) with respect to any tax for any taxation year ending on or before the Closing Date.

8.4	Survival Periods for Claims by Seller Indemnified Parties

The covenants, representations and warranties made by the Buyer in this Agreement will survive the Closing and completion of the transactions contemplated by this Agreement, and will continue in full force and effect.

8.4.1	Subject to Section 8.4.2, a Seller Indemnified Party may make an Indemnity Claim under Section 8.2.1 only if an Indemnity Notice of that Indemnity Claim is delivered to the Buyer as Indemnifying Party within 18 months after the Closing Date.

8.4.2	The notice period set out in Section 8.4.1 will not apply to an Indemnity Claim based on intentional misrepresentation or fraud by the Buyer relating to this Agreement or the representations and warranties contained in Section 3.3.7.

8.5	Amount Limitations on Indemnification Obligations

8.5.1	Subject to Section 8.5.2:

8.5.1.1	the indemnification obligations of each of the Sellers under this Article 8 are limited in the aggregate to the amount equal to such Seller’s Pro Rata Share of $1,000,000 and may be satisfied in cash or Buyer Shares; and

8.5.1.2	the Sellers will not be required to indemnify any Buyer Indemnified Party under this Article 8 unless the aggregate of all Losses under the Indemnity Claims made by the Buyer Indemnified Parties exceeds $30,000 in which case the Sellers as Indemnifying Parties will be obligated to pay the full amount owing by them under this Article 8 in respect of all Indemnity Claims (both below and above that threshold).

8.5.2	If any Indemnity Claims are made by a Buyer Indemnified Party against the Sellers or any of them:

8.5.2.1	relating to the non-performance of any covenant or obligation of the Corporation or a Seller;

8.5.2.2	based on intentional misrepresentation or fraud; or

8.5.2.3	the representations and warranties contained in Section 3.1.3 (Title to Purchased Shares), as to each Seller only, or Section 3.2.16 (Tax Matters),

then:

8.5.2.4	despite Section 8.5.1.1, the indemnification obligations of the Sellers with respect to those Indemnity Claims will be unlimited, and may be satisfied in cash or Buyer Shares; and

8.5.2.5	the limitations in Section 8.5.1.2 will not apply to those Indemnity Claims.

8.5.3	Subject to Section 8.5.4,

8.5.3.1	the indemnification obligations of the Buyer under this Article 8 are limited in the aggregate to $1,000,000; and

8.5.3.2	the Buyer will not be required to indemnify any Seller Indemnified Party under this Article 8 unless the aggregate of all Losses under the Indemnity Claims made by the Seller Indemnified Parties exceeds $30,000, in which case the Buyer as an Indemnifying Party will be obligated to pay the full amount owing by it under this Article 8 in respect of all Indemnity Claims (both below and above that threshold).

8.5.4	If any Indemnity Claims are made by a Seller Indemnified Party against the Buyer:

8.5.4.1	relating to the non-performance of any covenant or obligation of the Buyer;

8.5.4.2	based on intentional misrepresentation or fraud; or

8.5.4.3	the representations and warranties contained in Section 3.3.7 (Consideration Shares).

then:

8.5.4.4	despite Section 8.5.3, the indemnification obligations of the Buyer with respect to those Indemnity Claims will be unlimited; and

8.5.4.5	the limitations in Section 8.5.3.2 will not apply to such Indemnity Claims.

8.6	Rules Relating to Indemnification Obligations

The following will apply to the indemnification obligations under this Article 8.

8.6.1	Effect of Waiver. The waiver of any condition relating to any representation, warranty or covenant (other than the obligation of the Sellers to deliver the Final Interim Financial Statements to the Buyer) will not affect the right to indemnification under this Article 8 based on that representation, warranty or covenant.

8.6.2	No Indirect Damages. The Sellers have no liability for, or obligation with respect to, any special, indirect, consequential, punitive or aggravated damages.

8.6.3	Insurance Recoveries. Before an Indemnifying Party is required to indemnify an Indemnified Party for any Loss under an Indemnity Claim, the Indemnified Party must first make all commercially reasonable efforts to seek recovery for that Loss under any applicable insurance policies held by the Indemnified Party. The amount of any Loss under an Indemnity Claim will be net of any amounts actually recovered by the Indemnified Party under insurance policies with respect to that Loss.

8.6.4	No Double Recovery. No Indemnified Party is entitled to double recovery for any Indemnity Claim even though the Indemnity Claim may have resulted from the breach or inaccuracy of more than one of the representations, warranties, covenants and obligations of the Indemnifying Party under this Agreement. No Indemnifying Party has any liability or obligation for indemnification under this Article 8 to the extent that the relevant Loss has been taken into account in the determination of the Estimated Closing Date Working Capital or the Final Closing Date Working Capital and the related adjustments to the Purchase Price have been paid.

8.6.5	Duty to Mitigate. Nothing in this Agreement in any way restricts or limits an Indemnified Party’s general obligation to mitigate any loss under common law principles in Canada and an Indemnified Party shall use commercially reasonable efforts to mitigate any loss which it may suffer or incur by reason of a breach by an Indemnifying Party of any representation, warranty, covenant or obligation of the Indemnifying Party under this Agreement.

8.6.6	Adjustment to Purchase Price. Any payment made by a Seller as an Indemnifying Party pursuant to this Article 8 will constitute a dollar-for-dollar decrease of the Purchase Price and any payment made by the Buyer as an Indemnifying Party pursuant to this Article 8 will constitute a dollar-for-dollar increase of the Purchase Price.

8.7	Notice of Indemnity Claims

If an Indemnified Party becomes aware of a Loss or potential Loss in respect of which an Indemnifying Party has agreed to indemnify it under this Article 8, the Indemnified Party will promptly give written notice (an “Indemnity Notice”) of its claim or potential claim for indemnification (an “Indemnity Claim”) to the Indemnifying Party. An Indemnity Notice must specify whether the Indemnity Claim arises as the result of a Third Party Claim or as a result of a Loss that was suffered directly by an Indemnified Party, and must also specify with reasonable particularity (to the extent that the information is available):

8.7.1	the factual basis for the Indemnity Claim; and

8.7.2	the amount of the Indemnity Claim, if known.

If, through the fault of the Indemnified Party, the Indemnifying Party does not receive an Indemnity Notice of an Indemnity Claim in time to effectively contest the determination of any liability capable of being contested, the Indemnifying Party will be entitled to set off against the amount claimed by the Indemnified Party the amount of any Loss incurred by the Indemnifying Party resulting from the Indemnified Party’s failure to give an Indemnity Notice on a timely basis.

8.8	Payment of Claims

8.8.1	The Indemnifying Party shall make all the payments in respect of claims made pursuant to this Article 8 to the Indemnified Party within thirty (30) days of the receipt of notice of each claim.

8.8.2	Each Seller will have the right, at its sole discretion, to satisfy any claim made pursuant to this Article 8 in cash or Buyer Shares or a combination thereof. If such Seller chooses to satisfy a claim made pursuant to this Article 8 in Buyer Shares, it shall do so by transferring to the Buyer such number of Buyer Shares as is necessary to cover all or a portion of such claim on a dollar‑for‑dollar basis, with such Buyer Shares having a deemed value equal to the greater of: (i) the market price of the Buyer Shares on the CSE on the last trading day before the Seller provides the Buyer written notice of its desire to satisfy the Indemnity Claim in Buyer Shares, and (ii) the deemed price per Buyer Share set out in Section 2.2.2. Upon transfer of such Buyer Shares from the applicable Seller to the Buyer, such Seller shall be deemed to have paid to the applicable Buyer Indemnified Party the equivalent of the deemed value of such transferred Buyer Shares.

8.9	Exclusive Remedy

8.9.1	Subject to Section 2.7 (Disputes) and Section 8.9.2, if the Closing occurs, the rights of indemnity in this Article 8 will be the sole and exclusive remedy of any Indemnified Party or any third party beneficiary under Section 4.8 (Indemnification) for any breach of a representation or warranty, or non-performance of any covenant or agreement, contained in this Agreement, and each Indemnified Party or such Person waives any other recourse or remedy it may have in contract, tort or otherwise.

8.9.2	Nothing in this Section 8.9 will limit or restrict an Indemnified Party from seeking:

8.9.2.1	specific performance and injunctive relief to enforce the performance of this Agreement upon application to a court of competent jurisdiction without proof of actual damage (and without requirement of posting a bond or other security); or

8.9.2.2	any remedies that may be available to an Indemnified Party in the case of fraud or intentional misrepresentation.

8.10	Third Party Indemnification

To ensure that the indemnities provided by each of the Sellers and the Buyer to any Indemnified Parties that are not parties to this Agreement are enforceable, it is agreed by the Parties that each of the Sellers is acting as agent for its Seller Indemnified Parties (that are not Parties), and the Buyer is acting as agent for its Buyer Indemnified Parties (that are not Parties), with respect to the indemnities intended to be given to those Persons under this Article 8. Each of the Sellers and the Buyer agrees that it will hold any right to indemnification that any relevant Indemnified Party is intended to have under this Article 8 in trust for that Person, and that funds received by the Sellers or the Buyer in respect of any claims under this Article 8 by the relevant Indemnified Party will be held in trust for that Person.

ARTICLE 9
GENERAL

9.1	Time of Essence

Time is of the essence in all respects of this Agreement.

9.2	Notices

Any Communication must be in writing and either:

9.2.1	delivered personally or by courier;

9.2.2	sent by prepaid registered mail; or

9.2.3	transmitted e-mail or functionally equivalent electronic means of transmission, charges, if any, prepaid.

Any Communication must be sent to the intended recipient at its address as follows:

to the Sellers at: Justin Hannewyk 304 – 1126 Barclay Street Vancouver, BC V6E 1H1

Tel. No.:	(604) 938-4020
E-mail:	justinhannewyk@gmail.com

Richard Cochrane 22 – 2720 Cheakamus Way Whistler, BC V8E 0M1

Tel. No.:	(604) 902-1455
E-mail:	rich-cochrane@hotmail.com

to the Buyer or, following the Closing Date, to the Corporation at:

Draganfly Inc. 2108 St. George Avenue Saskatoon, SK S7M 0K7

Attention:	Cameron Chell
Tel. No.:	Cameron.chell@draganfly.com
E-mail:	(1-800) 979-9794

with a copy to:

Gowling WLG (Canada) LLP Suite 2300, Bentall 5 550 Burrard Street Vancouver, BC V6C 2B5

Attention:	Denis Silva
Tel. No.:	(604) 891-2261
E-mail:	denis.silva@gowlingwlg.com

or at any other address as any Party may at any time advise the others by Communication given or made in accordance with this Section 9.2. Any Communication delivered to the Party to whom it is addressed will be deemed to have been given or made and received on the day it is delivered at that Party’s address, provided that if that day is not a Business Day then the Communication will be deemed to have been given or made and received on the next Business Day. Any Communication transmitted by e-mail or other functionally equivalent electronic means of transmission will be deemed to have been given or made and received on the day on which it is transmitted; but if the Communication is transmitted on a day which is not a Business Day or after 5:00 p.m. (local time of the recipient), the Communication will be deemed to have been given or made and received on the next Business Day. Sending a copy of a Communication to a Party’s legal counsel is for information purposes only and does not constitute delivery of that Communication to that Party. The failure to send a copy of a Communication to a Party’s legal counsel does not invalidate delivery of that Communication to the Party.

9.3	Severability

Each Section of this Agreement is distinct and severable. If any Section of this Agreement, in whole or in part, is or becomes illegal, invalid, void, voidable or unenforceable in any jurisdiction by any court of competent jurisdiction, the illegality, invalidity or unenforceability of that Section, in whole or in part, will not affect:

9.3.1	the legality, validity or enforceability of the remaining Sections of this Agreement, in whole or in part; or

9.3.2	the legality, validity or enforceability of that Section, in whole or in part, in any other jurisdiction.

9.4	Submission to Jurisdiction

Without prejudice to the ability of any Party to enforce this Agreement in any other proper jurisdiction, each of the Parties irrevocably and unconditionally submits and attorns to the non-exclusive jurisdiction of the courts of the Province of British Columbia to determine all issues, whether at law or in equity, arising from this Agreement. To the extent permitted by applicable law, each of the Parties:

9.4.1	irrevocably waives any objection, including any claim of inconvenient forum, that it may now or in the future have to the venue of any legal proceeding arising out of or relating to this Agreement in the courts of that Province, or that the subject matter of this Agreement may not be enforced in those courts;

9.4.2	irrevocably agrees not to seek, and waives any right to, judicial review by any court which may be called upon to enforce the judgment of the courts referred to in this Section 9.4, of the substantive merits of any suit, action or proceeding; and

9.4.3	to the extent that Party has or may acquire any immunity from the jurisdiction of any court or from any legal process, whether through service or notice, attachment before judgment, attachment in aid of execution, execution or otherwise, with respect to itself or its property, irrevocably waives that immunity in respect of its obligations under this Agreement.

9.5	Amendment and Waiver

No amendment, discharge, restatement, supplement, termination or waiver of this Agreement or any Section of this Agreement is binding unless it is in writing and executed by the Party to be bound. No waiver of, failure to exercise or delay in exercising, any Section of this Agreement constitutes a waiver of any other Section (whether or not similar) nor does any waiver constitute a continuing waiver unless otherwise expressly provided.

9.6	Further Assurances

Each Party will execute and deliver any further agreements and documents and provide any further assurances, undertakings and information as may be reasonably required by the requesting Party to give effect to this Agreement.

9.7	Assignment and Enurement

Neither this Agreement nor any right or obligation under this Agreement may be assigned by any Party without the prior written consent of the other Parties. This Agreement enures to the benefit of and is binding upon the Parties and their respective Successors.

9.8	Counterparts and Electronic Delivery

This Agreement may be executed and delivered by the Parties in one or more counterparts, each of which will be an original, and each of which may be delivered by facsimile, e-mail or other functionally equivalent electronic means of transmission, and those counterparts will together constitute one and the same instrument.

9.9	Payment and Currency

Any money to be advanced, paid or tendered by any Party under this Agreement must be advanced, paid or tendered by bank draft, certified cheque or wire transfer of immediately available funds payable to the Person to whom the amount is due. Unless otherwise specified, the word “dollar” and the “$” sign refer to Canadian currency, and all amounts to be advanced, paid, tendered or calculated under this Agreement are to be advanced, paid, tendered or calculated in Canadian currency.

9.10	No Contra Proferentem

This Agreement has been reviewed by each Party’s professional advisors, and revised during the course of negotiations between the Parties. Each Party acknowledges that this Agreement is the product of their joint efforts, that it expresses their agreement, and that, if there is any ambiguity in any of its provisions, no rule of interpretation favouring one Party over another based on authorship will apply.

9.11	Public Announcements

All public announcements, press releases and publicity concerning this Agreement, or the transactions contemplated by this Agreement, must be jointly planned and co-ordinated by the Sellers, the Corporation and the Buyer, and no Party will act unilaterally in this regard without the prior consent of the other Parties unless, and only to the extent that, disclosure is required to meet the timely disclosure obligations of any Party under applicable laws in circumstances where prior consultation with the other Parties is not practicable. Nothing in this Section 9.11 will limit the ability of a Party to make any announcements to employees, clients or other Persons having business relations with a Party to the extent the Party, after consultation with the other Parties, reasonably determines in good faith that the announcement is necessary or advisable.

9.12	Cost and Expenses

Except as otherwise specified in this Agreement and except for the Audit Expenses (which will be paid for by the Buyer), and without limiting the indemnification provisions in Article 8 (Indemnification and Survival), all costs and expenses (including the fees and disbursements of accountants, financial advisors, legal counsel and other professional advisers) incurred in connection with the negotiation and settlement of this Agreement, and the completion of the transactions contemplated by this Agreement, are to be paid by the Party incurring those costs and expenses.

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Each of the Parties has executed and delivered this Agreement as of the date noted at the beginning of this Agreement.

/s/ Justin Hannewyk
JUSTIN HANNEWYK

/s/ Richard Cochrane
RICHARD COCHRANE

DRAGANFLY INC.

Per:	/s/ Cameron Chell
Name: Cameron Chell
Title: Chief Executive Officer

DRONELOGICS SYSTEMS INC.

Per:	/s/ Justin Hannewyk
Name: Justin Hannewyk
Title: Director

SCHEDULE A

TO SHARE PURCHASE AGREEMENT

SELLERS

Seller	Jurisdiction	Number of Purchased Shares Owned by Seller	Pro Rata Share of Seller
Justin Hannewyk	BC, Canada	65	65%
Richard Cochrane	BC, Canada	35	35%
Total Number of Purchased Shares:		100	100%

SCHEDULE B

EXCLUDED ASSETS

Please see attached.

SCHEDULE C

FINANCIAL STATEMENTS

Please see attached.

SCHEDULE D

TARGET CLOSING WORKING CAPITAL

Please see attached.

SCHEDULE E
CINEMATOGRAPHY SPINOUT RELATED STEPS

Prior to Closing, the Corporation will spin out the Excluded Business to a new company owned by Justin Hannewyk and Richard Cochrane, which transactions will comprise part of the Cinematography Spinout, as follows:

1.	Justin Hannewyk and Richard Cochrane will incorporate a new company (the “Cine Co”) and will be sole shareholders thereof.

2.	The Excluded Assets (as defined in the Share Purchase Agreement between the Corporation and Draganfly Inc.) with a current estimated fair market value of approximately CDN$287,000 will be transferred (the “Transfer”) to Cine Co in a single no-cash transaction pursuant to an asset purchase agreement between the Corporation and Cine Co.

3.	As consideration for the Transfer, Cine Co will issue a promissory note (the “Note”) to the Corporation in the amount equal to the fair market value of the Excluded Assets.

4.	There is estimated to be approximately CDN$100,000 of existing shareholder loans and advances due to Justin Hannewyk and Richard Cochrane (the “Shareholder Accounts”) by the Corporation immediately prior to the Cinematography Spinout.

5.	The Shareholder Accounts due to Justin Hannewyk and Richard Cochrane will be offset against the obligations of Cine Co under the Note, such that the obligations of Cine Co under the Note will be reduced by the amount of the Shareholder Accounts.

6.	The Corporation will declare and pay dividends to each of Justin Hannewyk and Richard Cochrane in an aggregate amount equal to the balance due to the Corporation under the Note after setoff of the Shareholder Accounts (estimated to be approximately CAD$187,000), such that the remaining amounts due to the Corporation under the Note would be fully offset against such dividends and that a NIL balance would be due by Cine Co to the Corporation under the Note and a NIL balance would be due by the Corporation to Justin Hannewyk and Richard Cochrane.

SCHEDULE F
LIST OF EMPLOYEES OF THE CORPORATION
BEING GRANTED STOCK OPTIONS AT CLOSING

Employee of the Corporation	No. of Options
Adam Preston	10,000
Kyle Caelian	10,000
Russel Snow	10,000
Brendan Row	10,000
Neil Morehouse	10,000
Jacky Heshi	10,000
Cuong Dinh	10,000

SCHEDULE G

TRANSITION SERVICES AGREEMENT COMMERCIAL TERMS

Service	Cost Allocations
Facility and commercial space	40% of cost of lease
Office administration	$400 per month
Access to personnel	Cost plus 10%
Rental and/or purchase of equipment	Cost plus 10%

EXHIBIT 5.1.5.5

FORM OF EMPLOYMENT AGREEMENTS

Please see attached.

EXHIBIT 5.1.5.7

FORM OF MUTUAL RELEASE

Please see attached

MUTUAL RELEASE

(this "Release")

TO: Dronelogics Systems Inc. (the "**Corporation**")

AND TO: Draganfly Inc. (the "**Buyer**")

AND TO: **[Justin Hannewyk/Rich Cochrane]** (the "**Individual**")

RE: Share purchase agreement dated January ●, 2020 between the Corporation, the Buyer, the Individual and **[Justin Hannewyk/Rich Cochrane]** (the "**Purchase Agreement**")

Pursuant to the Purchase Agreement, the Individual and **[Justin Hannewyk/Rich Cochrane]** have agreed to sell all of their shares in the capital of the Corporation to the Buyer and the Buyer has agreed to purchase all of the issued and outstanding shares in the capital of the Corporation. As contemplated by the Purchase Agreement, each of the Corporation, the Buyer, the Individual and **[Justin Hannewyk/Rich Cochrane]** (collectively, the "**Parties**") have agreed to release each other on the terms of this Release. The Parties have agreed to this Release for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each of the Parties, and this Release forms an integral part of the transactions contemplated by the Purchase Agreement.

1. Release of the Corporation and the Buyer

The Individual does hereby irrevocably and unconditionally forever release, remise and discharge the Buyer, the Corporation, and their respective affiliates, predecessors, successors and all of their respective officers, directors (past and present), employees and agents (collectively, the "**Dronelogics Released Persons**") from any and all actions, causes of action, liabilities, claims, suits, proceedings, executions, judgements, demands, debts, accounts, covenants, contracts and damages of any and every kind and nature whatsoever, at law or in equity (the "**Claims**"), against the Dronelogics Released Persons, which the Individual has ever had, now has, or can hereafter have by reason of or arising out of any cause or causes whatsoever existing up to and inclusive of the date of this Release (collectively, the "**Individual Released Claims**"); provided, however, that nothing in this Release will release: (A) the Corporation from any indemnification obligations that it has to the Individual under the *Business Corporations Act* (British Columbia) or under the Corporation's Articles, and this Release will not prejudice or impair in any way the Individual's rights under any insurance maintained for the benefit or protection of the directors and officers of the Corporation; (B) any Claims the Individual may have against the Dronelogics Released Persons relating to, arising out of or involving: (i) his rights under the Purchase Agreement; (ii) his rights under the employment agreement dated as of ●, 2020 between the Individual and the Corporation (the "**Employment Agreement**"); or (iii) fraud, gross negligence or wilful misconduct on the part of any Dronelogics Released Person (collectively, the "**Individual Excluded Claims**").

The Individual agrees to fully indemnify and save harmless each of the Dronelogics Released Persons from and against any losses, liabilities, claims, damages, costs and expenses suffered

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or incurred by any of the Dronelogics Released Persons as a result of the Individual making, bringing, encouraging, instigating or continuing any Individual Released Claim, except for the Individual Excluded Claims, against any other person or entity, whether by reason of such other person or entity claiming contribution or indemnity from any of the Dronelogics Released Persons in respect of such a Individual Released Claim or otherwise.

The Individual represents, warrants and covenants that it has not assigned and will not assign to any person or entity any of the Individual Released Claims. The Individual agrees not to make any claim or to initiate any proceedings against any person who or entity which, in respect of the Individual Released Claims, might claim contribution from, or to be indemnified by, any of the parties hereto.

## 2. Release of Individual

The Corporation and the Buyer (together, the "**Draganfly Releasors**") do hereby irrevocably and unconditionally forever release, remise and discharge the Individual, together with his heirs, executors, administrators, affiliates and legal representatives (the "**Individual Released Persons**") of and from all Claims which any Draganfly Releasor has, ever had, now has, or can hereafter have by reason of or arising out of any cause or causes whatsoever existing up to and inclusive of the date of this Release (collectively, the "**Draganfly Released Claims**"); provided, however, that nothing in this Release will release any Claims that the Corporation or Draganfly may have against the Individual relating to, arising out of or involving: (i) their rights under the Purchase Agreement; (ii) their rights under the Employment Agreement; or (iii) fraud, gross negligence, criminal misconduct or breach of fiduciary duty on the part of the Individual (collectively, the "**Draganfly Excluded Claims**").

The Corporation and the Buyer, jointly and severally, agree to fully indemnify and save harmless each of the Individual Released Persons from and against any losses, liabilities, claims, damages, costs and expenses suffered or incurred by any of the Individual Released Persons as a result of any Draganfly Releasor making, bringing, encouraging, instigating or continuing any Draganfly Released Claim, except for the Draganfly Excluded Claims, against any other person or entity, whether by reason of such other person or entity claiming contribution or indemnity from any of the Individual Released Persons in respect of such a Draganfly Released Claim or otherwise.

Each of the Corporation and the Buyer represents, warrants and covenants that it has not assigned and will not assign to any person or entity any of the Draganfly Released Claims. Each of the Corporation and the Buyer agrees not to make any claim or to initiate any proceedings against any person who or entity which, in respect of the Draganfly Released Claims, might claim contribution from, or to be indemnified by, any of the parties hereto.

## 3. General

(a) The Release shall be governed by, and construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

(b) The Parties agree that the provisions hereof shall enure to the benefit of the Parties hereto and their respective heirs, executors, administrators, successors, permitted assigns, and legal representatives, as the case may be.

(c) In the event that any provision of the Release, or part hereof, shall be found to be void or invalid by a court of competent jurisdiction, such void or invalid provision, or part thereof, shall be

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deemed to be severed from the Release without in any way affecting the validity, enforceability or effect of any of the remaining provisions, or parts thereof, which shall be and remain in full force and effect.

(d) The Release may be executed in counterparts and by facsimile or electronic transmission, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

***[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]***

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The Parties have executed this Release this ● day of ●, 2020.

________________________________________
**[JUSTIN HANNEWYK] [RICH COCHRANE]**

**DRAGANFLY INC.**

Per: ____________________________________
Name: Cameron Chell
Title: Chief Executive Officer

**DRONELOGICS SYSTEMS INC.**

Per: ____________________________________
Name: ●
Title: ●

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